UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Form 10-SB/A-1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       GREENLEAF TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

  Delaware                                              13-34291593
---------------------------                 ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

  8834 Capital Of Texas Highway North, Suite 150, Austin, Texas          78759
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(Address of principal executive offices)                              (Zip Code)

  (512) 343-1300
--------------------------------------------
(Issuer's telephone number, including area code)



     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class           Name of each exchange on which
          to be registered              each class is to be registered

          N/A
          -------------------           ------------------------------


     Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                                (Title of class)

                                     PART I
                                     ------

Introduction
------------

     Greenleaf Technologies Corporation (the "Company") is voluntarily filing this General Form For Registration Of Securities on Form 10-SB in order for the Company's $.001 par value common stock (the "Common Stock") to once again be eligible for quotation on the OTC Bulletin Board (the "Bulletin Board"). Prices for the Common Stock previously were quoted on the Bulletin Board until December 1, 1999, after which date the Common Stock was no longer quoted due to certain rule changes for the Bulletin Board. These rule changes require companies whose stock is quoted on the Bulletin Board to file current audited and unaudited financial information with the Securities And Exchange Commission (the "SEC"). The filing requirement protects investors by ensuring that they have access to companies' current audited and unaudited financial information when considering investments in securities issued by those companies.

     The Company currently is in the process of attempting to meet the new reporting requirements. As part of the new requirements, on November 15, 1999 the Company filed a Form 10-SB with the SEC which contained a significant amount of information regarding the Company, including audited financial statements. The staff of the SEC then reviewed the Form 10-SB, and the Company is filing this amended Form 10-SB to respond to the staffs' comments. The Common Stock can again be quoted on the Bulletin Board only after the SEC's comments have been addressed in the Form 10-SB to the satisfaction of the staff of the SEC.

     The Company is including the following cautionary statement to make applicable, to the extent possible, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. (It is important to note that the safe harbor provisions do not apply to an entity, such as the Company, that issues penny stock. The following cautionary statement also is made for the purpose of taking advantage of any defenses that may exist under other laws, including common law): Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained in this Form 10-SB are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to maintain its rights in its intellectual property; the ability of the Company to obtain acceptable forms and amounts of financing to fund operations, technology development, and marketing as well as acquisitions and other expansion efforts; and the global market for technology. Pursuant to Section 21E(d) of the Securities Exchange Act of 1934, the Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances. However,

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


the Company hereby undertakes to include, in reports or statements that it may be required to make in the future, such material information as may be necessary to make required statements not misleading in light of the circumstances under which the required statements are made.

Item 1. Description of Business.
--------------------------------

Background
----------

     The Company was incorporated under the laws of the State of Delaware on October 9, 1986, has been in the development stage since its inception and has not yet realized any profits from operations. The Company has realized only insignificant revenues and is not yet fully operational. It currently is anticipated that the Company will become operational over the next several years.

     The Company was originally incorporated under the name Greenleaf Capital Corporation. In August 1988, the Company consummated an initial public offering (the "IPO") of 206,500 units at $1.00 per unit, with each unit consisting of one share of Common Stock and a redeemable warrant to purchase two shares of Common Stock. The Company was formed to attempt to begin operations in the garden, agricultural nursery and greenhouse industry. Proceeds of the IPO were expended for salaries and legal, accounting and administrative costs incurred in connection with attempts to acquire a number of then-existing operating companies or assets in that industry. However, none of these attempts was successful due to the Company's lack of adequate working capital and the unwillingness of potential sellers to accept the Company's stock in exchange for interests in potential ventures.

     For a period of approximately six months, beginning in November 1988, the Company operated a California restaurant as a wholly-owned subsidiary of the Company. The restaurant was unsuccessful and operations ceased in May 1989. The Company did not realize any net income from the restaurant business.

     The Company did not have any operations during the period from mid-1989 until mid-1994.

     In mid-1994, the Company attempted to acquire a restaurant in Hollywood, California. Negotiations and due diligence reviews in connection with this proposed acquisition lasted for several months until, in mid-1995, the Company decided not to acquire the business due to uncertainties created by rapid changes in the restaurant industry.

     Beginning in mid-1995, the Company determined to explore business opportunities in technology-related industries. It then began its current business of developing and marketing computer hardware and software encryption products to the general software and entertainment industries. These products are designed to prevent unauthorized access to data and software packages. The Company's encryption products may be used to protect computer games, musical recordings, video recordings and other software applications which are digitally recorded on CD-ROM and DVD-ROM discs or which are contained on web-sites accessed via the Internet.

     For example, the Company is currently party to a joint venture which was formed to undertake the development and marketing of several computer games. Software which controls these games is contained on CD-ROM computer discs, and several games can be placed on one disc. After a potential customer loads the disc into a personal computer, the customer may immediately access a demonstration of the various games contained on the disc. However, the Company's encryption devices prevent access to the full version of each game until a special passcode is entered; each disc, and each game on each disc, is protected by a separate, unique passcode.

     In order to gain complete access to a game, the customer telephones the Company's customer service center and provides payment by credit card. After the Company has verified payment, the customer is given the passcode for the game or games being purchased. The Company refers to this payment-verification-passcode procedure as "unlocking" the game, and refers to each passcode as a "key". Customers also may unlock products protected by the Company's encryption devices by accessing a World Wide Web site over the Internet and entering credit card payment information in exchange for a key.

     As described below under "Computer Software And Hardware Products", one of the Company's encryption products is fully developed, and one product is still being developed.

     The Company also intends to operate in the wireless communications industry by selling access to specialized mobile radio ("SMR") frequencies and access to a communications satellite. The Company has thus far obtained one satellite-access license and two SMR licenses in connection with its acquisition of Future Com South Florida, Inc. In connection with this acquisition, the Company is in the process of obtaining approvals from the Federal Communications Commission (the "FCC") pursuant to which Future Com will acquire an additional two SMR licenses. Further information regarding this acquisition and the communications licenses is detailed below in "Acquisition Of Communications Business". The Company's communications business is expected to become operational over the next several years.

History Of Losses
-----------------

     Since its inception, the Company has incurred operating losses in each fiscal year. Net losses for the year ended September 30, 1999 were approximately $5,879,318 and for the year ended September 30, 1998 were approximately $3,941,643. In addition, in some cases, the Company has been unable to meet its obligations as they become due. During the fiscal year ended September 30, 1999, the Company's total revenues were $28,501. For the nine months ended September 30, 2000, the Company had a net loss of approximately $10,870,960 and did not have any revenues. There is no assurance that the Company's operations will become profitable.

Development of Software and Technology Products
-----------------------------------------------

     In mid-1997 the efforts of the Company were re-focused on the development and marketing of software and computer-related products and, in December 1997, the name of the Company was changed to Greenleaf Technologies Corporation in order to reflect this change in focus.

     On December 15, 1997, Company entered into a five-year marketing agreement with Daiichi Kosho U.S.A., Inc. ("DKI"). Pursuant to that agreement, the Company granted to DKI the rights to use the Company's proprietary DigiGuard(TM) encryption technology in connection with the electronic delivery of music for use in karaoke sing-along products. The Company entered into the agreement because the Company believed that it might eventually receive revenues as a percentage of sales of DKI products containing the Company's technology. The Company did not realize any revenues as a result of the agreement with DKI. In March 1999 DKI ceased its U.S. operations, and the Company currently does not anticipate further pursuing the activities contemplated by the agreement with DKI.

     On January 12, 1998, the Company entered into an agreement with MultiCom Services LLC, which later reincorporated as MultiCom Corporation. The Company entered into the agreement because the Company anticipated that it would require a system which would enable end-users to unlock products protected by the Company's encryption technology and that MultiCom could deliver such a system. The January 1998 agreement called for MultiCom to provide the Company with a basic system for credit card billing, capturing customer order information and verifying credit card purchases on-line. The agreement also called for MultiCom's Customer Service division to interact with software supplied by the Company to generate unlock codes upon approval of credit card purchases. As described below regarding the Company's potential transaction with MCSLink.Com, Inc., the Company has tentatively agreed to acquire certain assets of MultiCom which were used in connection with the January 1998 agreement with MultiCom, including assets used to operate information centers and call receipt centers for processing product orders.

     On April 16, 1998, the Company paid $300,000 cash to purchase a 33.33% ownership interest in NetHome Media, Inc. At that time, NetHome was a wholly owned subsidiary of MultiCom. NetHome created and developed software products which it referred to as "CyberScreen(TM)" and "Browser Butler(TM)". NetHome subsequently ceased doing business and as of September 30, 1998, the Company's ownership interest in NetHome had no market value. CyberScreen(TM) was designed to filter text and restrict searches to provide a uniquely monitored, family safe environment on the Internet. The Company invested in NetHome primarily to obtain access to the Browser Butler(TM), which was a proprietary navigation aid for use in browsing material on the Internet. The Company believed that its investment would eventually result in the Company's encryption products being packaged and marketed with the Browser Butler(TM). However, Browser Butler(TM) never was commercially viable, and the Company has written off its investment in NetHome.

     On September 30, 1998, the Company consummated an agreement (the "Acquisition Agreement") to acquire Gameverse, Inc. ("Gameverse"). At that time, Gameverse was a wholly owned subsidiary of Cybermax Tech, Inc., which in turn was a wholly owned subsidiary of Riverside Group, Inc. Pursuant to the Acquisition Agreement, 14,687,585 shares of Common Stock were issued to Cybermax, as well as options to purchase an additional 5,733,333 of its shares at $0.25 per share until September 30, 2003 and options to purchase 1,581,249 shares at $0.15 per share until September 30, 2003. The Acquisition Agreement also provided Riverside with the right to appoint four directors to the Board of Directors of the Company (the "Board").

     The acquisition of Gameverse was based upon certain information obtained by the Company during negotiations for Gameverse. At the time of consummation of the Acquisition Agreement, the Company believed that Gameverse was an online game development and web design company which marketed services to the entertainment industry, and which also built web sites, including database development and maintenance services, for businesses seeking to take advantage of the web's advertising and e-commerce potential. However, subsequent to consummation of the acquisition, the Company determined that the development of Gameverse's products and business had not been accurately represented during those negotiations. Because of these misrepresentations, the Company (i) on September 28, 1999, rescinded the Acquisition Agreement and cancelled all shares and options issued in connection with the acquisition, and (ii) filed, on December 6, 1999, a lawsuit (the "Gameverse Lawsuit") seeking to recover damages incurred by the Company in connection with the events involving the acquisition of Gameverse.

     By written agreement dated January 28, 2000, and without admitting fault or liability, all but one of the parties to the Gameverse Lawsuit settled their dispute and agreed to dismiss the suit. The one party who did not settle the dispute was an individual defendant and, although this individual defendant did not participate in the settlement, the other named defendants have agreed to indemnify the Company against any costs or damages that may be incurred by the Company in connection with claims that may be brought by the non-settling defendant. For further information regarding the settlement and the Gameverse Lawsuit, see "Part II - Item 2. Legal Proceedings".

     On February 23, 1999, the Company announced that it had reached an agreement with Accolade Inc., now known as Infogrames North America ("Infogrames") and Warner Advanced Media Operations ("WAMO"), a business unit of Time Warner, Inc. (NYSE: TWX), to form a joint venture referred to as "WAG". After Accolade changed its name to Infogrames, the joint venture has since been referred to as "WIG" or "BIG WIG". Under the WIG banner, the three companies have agreed to market multiple computer game titles on a single digital versatile disc ("DVD") for distribution by the personal computer Original Equipment Manufacturers ("OEM") market. The Company, utilizing its proprietary "DigiGuard(TM)" security technology, encrypts the games contained on each DVD and the DVDs are shipped to potential customers by manufacturers. For example, the WIG joint venture has supplied encrypted DVDs to a manufacturer of laptop computers. When a customer orders a laptop from the manufacturer, an encrypted WIG DVD is included in the package containing the laptop and shipped to the customer. The agreement calls for the Company to receive a percentage of net revenues which result from the unlocking of games contained on WIG DVDs. To date, approximately 100,000 WIG DVDs have been shipped to potential end users, but the Company has not received any revenues from the WIG joint venture.

     On August 30, 1999, the Company and BroadcastDVD, Inc. ("BroadcastDVD") announced a three-year, exclusive partnership to include BroadcastDVD's FILM-FEST, a video magazine that exposes viewers to prestigious film festivals of the world, in the DVD disc packages to be marketed by the WIG joint venture.

Currently, four issues of FILM-FEST are available for distribution on WIG DVDs, with an additional issue to be made available by BroadcastDVD in August 2000. In August and September 2000, BroadcastDVD also will make available content for two additional DVDs. The additional titles are expected to include, respectively, a progressive rock music magazine and an extreme sports magazine. The Company entered into the agreement with BroadcastDVD so that the Company could include FILM-FEST magazines in the WIG DVDs for immediate viewing by the end user at no charge. The Company believes that the free materials would keep the consumers' attention focused on the DVD. The Company believes that if a consumer samples free materials, the consumer may then be more interested in previewing, and eventually unlocking, games contained on the same disc. These unlocking activities would result in revenues to the Company. No DVDs containing materials provided by BroadcastDVD have been shipped, although the Company may determine to include those materials in future disc shipments.

     On May 12, 2000, the Company announced that it had entered into an agreement with Vector OEM Content Ltd. of the United Kingdom. Pursuant to the agreement, The Company and Vector agreed to create two new companies to promote each party's products. One company, Vector North America, which has been formed but is not yet active, has the exclusive right to distribute Vector's PC-based software in the United States and Canada. It currently is anticipated that if Vector North America becomes active, of which there is no assurance, the Company will own 49% of Vector North America's outstanding equity interests. Vector will own the remaining 51%. The other company, which has not yet been formed, will have the exclusive right to sell and use the Company's encryption products in Europe. It currently is anticipated that the Company will own 51% of the equity interests in the newly created European-based company and Vector will own the remaining 49%. The Company and Vector will share equally in any profits generated by the new ventures. Nevertheless, these numbers are subject to change.

     On June 27, 2000, the Company announced that it had entered into an agreement with CenterSpan Communications Corporation to be effective until December 31, 2001. In that agreement, the Company received the right to package CenterSpan's Socket software in BIG WIG DVDs. Socket is a program which enables several people in different locations to play computer games with or against one another via the Internet. The Company believes that the inclusion of a free version of Socket on DVDs containing multi-player games will increase the likelihood that a consumer will unlock those games, thereby creating revenues. The Company has agreed to pay a percentage of each unlocking fee to Socket. No DVDs containing Socket have been shipped, although the Company currently intends to include Socket in future disc shipments, if any.

     In July 2000, the Company tentatively agreed to acquire certain assets (the "MCSLink Assets") in exchange for 750,000 shares of the Company's common stock. This transaction also would require the Company to assume approximately $132,000 of MCSLink's liabilities. MCSLink is a newly formed entity created to operate customer service call centers and related information tracking systems for business clients but has not conducted any operations. The Company intends to operate the MCSLink Assets in connection with the unlocking procedures described above under "Background". The MCSLink Assets and the liabilities that may be assumed by the Company were acquired by MCSLink from MultiCom. By July 2000, MultiCom had incurred aggregate net losses of approximately $2,280,000. Also,

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the Company had previously forwarded funds to and on behalf of MultiCom, including approximately $90,000 to cover MultiCom's payroll during Spring 2000 and approximately $70,000 towards liabilities incurred by MultiCom. Funds advanced in connection with MultiCom's liabilities may offset the liabilities ultimately assumed in the Company's proposed transaction with MCSLink. The Company also has agreed that, if the transaction with MCSLink is consummated, the Company will enter into employment agreements with two of MultiCom's employees. Each agreement is proposed to be for a three-year term. If consummated, one of the employees will receive a salary of $95,000 per year, will be issued 250,000 shares of the Company's restricted common stock upon entering the agreement, and will receive options to purchase up to 100,000 shares for $.75 per share until two years after entering the agreement. The other employee will receive a salary of $80,000 per year, will be issued 25,000 shares of the Company's restricted common stock upon entering the agreement, and will receive options to purchase up to 100,000 shares for $.75 per share until two years after entering the agreement.

Acquisition Of Future Com South Florida, Inc.
---------------------------------------------

     In September 1999, the Company entered into an agreement to acquire all the outstanding shares of Future Com South Florida, Inc. ("Future Com") in exchange for 4,000,000 shares of the Company's restricted Common Stock. The Company completed the acquisition in November 1999. 2,000,000 of the shares were issued to William Gale, the President and Chief Executive Officer of Future Com, and the other 2,000,000 shares were issued to Warren Blanck, the Secretary and Treasurer of Future Com. Future Com was formed by Mr. Gale and Mr. Blanck for the purpose of acquiring and managing mobile communications radio licenses and/or systems.

     At the time that the Company acquired Future Com, Future Com entered into agreements to acquire four SMR licenses in the 220-222 MHz range for a purchase price of $175,000 per license. The FCC subsequently approved the transfer of three licenses to Future Com; approval is pending on the remaining license. The purchase price for each license, all of which have been paid by the Company, consisted of 350,000 shares of the Company's restricted common stock plus warrants to purchase 350,000 shares of common stock for $0.50 per share until November 4, 2000.

     Also at the time of closing of the Company's purchase of Future Com, Future Com entered into an agreement to acquire a dedicated satellite communications license at a total purchase price of $687,500, which includes amounts paid to eliminate an encumbrance on the license. The FCC has approved the transfer of the satellite license to Future Com. The purchase price for the satellite license, which has been paid by the Company, is in the form of 1,375,000 shares of restricted common stock. The Company also issued, to the seller of the satellite license, warrants to purchase 75,000 shares of common stock at an exercise price of $0.50 per share until November 4, 2002, and, to the holder of the encumbrance, options to purchase 1,300,000 shares of common stock for $.50 per share until November 4, 2000.

     In connection with the acquisition, Future Com entered into employment agreements with each of Mr. Gale and Mr. Blanck which provided for each of them to receive a salary of $96,000 per year. In addition, Future Com agreed to pay each of Mr. Gale and Mr. Blanck an automobile allowance of $850 per month for

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use of their automobiles for business purposes. Future Com also agreed to repay
$150,000 advanced by each of Communications Concepts, Inc. ("CCI") and Uni-Call Communications, Inc. ("Uni-Call"), for a total of $300,000, pursuant to promissory notes issued by Future Com. These promissory notes provide for payments of principal plus interest at the rate of eight percent per year at such time that the Board Of Directors of Future Com determines that there are sufficient funds available for payment, with the unpaid amount due upon demand at any time after five years from the date of the closing of the acquisition. Uni-Call and CCI are owned by Mr. Gale and Mr. Blanck, who serve as officers and directors of those companies.

     At the time of acquiring Future Com, the Company issued options to existing employees of Future Com to purchase an aggregate of 400,000 shares of Common Stock. These options are exercisable at a price of $0.50 per share until November 4, 2000.

     In connection with the acquisition of Future Com, the Company entered into a registration rights agreement with Mr. Gale, Mr. Blanck, Mr. Leonard Berg, the President and Chief Executive Officer of the Company, Mr. Richard Wachs, then the President of the Company's wholly-owned Greenleaf Research and Development, Inc. ("GRD") subsidiary and a Director of the Company, and Mr. Christopher Webster, the Vice Chairman, Executive Vice President and a Director of the Company. Pursuant to the registration rights agreement, the Company agreed to register the transfer of the shares held by those individuals in any registration statement filed by the Company to register the initial or secondary offering of any securities of the Company.

     After the acquisition of Future Com was completed, the Company entered into letters of intent regarding the acquisition of three additional SMR licenses from CCI. One of the additional licenses has been approved for transfer to Future Com. The Company currently is considering whether it desires to proceed with respect to the three possible additional licenses.

     None of Mr. Wachs, Mr. Gale or Mr. Blanck currently is an officer or director of the Company or of any of its subsidiaries.

Computer Software And Hardware Products
---------------------------------------

     Beginning in late 1998, the efforts of the Company have been concentrated on developing and marketing a line of proprietary computer software and hardware to customers in the entertainment industry. As described below, the Company's products are designed to facilitate sales transactions via electronic media, including the Internet. The Company's line of data security and communications solutions assists customers in protecting their intellectual property and information assets from access by unauthorized parties. In addition, the Company's products provide an alternative to traditional methods of bundling and distributing software-based entertainment content through electronic media.

     To date, the Company has developed the following proprietary software products:

     DigiGuard(TM). The Company's DigiGuard(TM) product consists of a suite of software packages to support the locking, unlocking, and playing of entertainment media and other software. DigiGuard(TM) protects data contained on CD-ROMs and DVDs, allowing the Company's customers to securely bundle various

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entertainment content, such as games, music and movies, on a single disc or for transmission via the Internet. DigiGuard(TM) encrypts a customer's software and creates access keys which are used to unlock protected content. End users may purchase a key to unlock content by providing credit card payment information to the Company by telephone or over the Internet.

     The DigiGuard(TM) product consists of the following components, all of which are fully developed and operational:

          MediaEncrypt - "Locks" or encrypts content so it may not be used until the end-user purchases a key, as described above.

          Media Maker - Software which bundles several "locked" programs onto a single DVD-ROM or CD-ROM. Also can be applied to programs for downloading via the Internet.

          WebLink - Software which allows end-users to view selections available for unlocking, including material associated with the product such as detailed product descriptions, demonstrations, and brief video previews.

          MediaUnlock - Software which operates at the Company's unlocking center and assists end-users in purchasing their unlocking keys. Consists of two screens of fill-in-the-blanks (able to be completed via the Internet or by phone) which capture credit card information necessary to complete and verify the transaction. Upon completion of the end-user's purchase request, the credit card information is validated and the key is available to unlock the product for immediate use and enjoyment.

     The unlocking activity is performed only once, at the time of purchase. Thereafter, whenever the customer plays the purchased product, the Company's encryption technology automatically verifies unlocking and access to the purchased product. This verification is invisible to the customer.

     DigiGuardESD(TM)
     ----------------

     The Company is in the process of developing an enhanced encryption, content distribution and licensing system known as DigiGuardESD(TM). DigiGuardESD(TM), which contains many of the features of the Company's DigiGuard(TM) product, is intended to facilitate electronic commerce by providing a package which encrypts software in such a manner that the software provider may restrict use of the software as agreed with the end-user. This will enable software producers to ensure that each copy of their software product is properly licensed and may not be copied without prior consent. This is an important feature of the DigiGuardESD(TM) system and allows for a friendly, convenient way to help the end user comply with the software content publisher's licensing guidelines. The DigiGuardESD(TM) package itself can be moved to another machine, or freely redistributed - and each time it is executed on another machine it will provide the user the opportunity to license or use the software or content contained in the object.

     For example, a software provider may desire to sell its products so that its programs may be run only on one specific computer at any given time. Under this scenario, the program may be transferred from computer to computer but cannot be copied and played on more than one computer unless the end-user properly registers and licenses the additional copies. However, the software provider also may program DigiGuardESD(TM) so that the end-user may run the encrypted product on any specific number of separate machines.

     DigiGuardESD(TM) also contains security measures which were developed by the Company for a previously proposed product known as MusicLock(TM). Because these features are contained in the DigiGuardESD(TM) product, MusicLock(TM) has been discontinued as a separate product.

     As of August 7, 2000, the Company has expended approximately $2,628,000 on research, development and other costs associated with the DigiGuardESD(TM) product.

     The Company currently anticipates that the DigiGuardESD(TM) product will be fully developed and operational by October 2000.

New Product
-----------

     The Company currently is developing a group of additional products and services which are intended to be a comprehensive package for the digital delivery of video, audio, computer gaming and software packages, along with high-speed Internet access. Each data package would be encrypted by the Company's DigiGuardESD(TM) product to prevent unauthorized access.

     The Company would derive revenues by charging end-users monthly access fees and/or individual fees for certain data and content packages, as well as revenues which the Company may realize from other business opportunities derived from this model such as fees for advertisements that may be included with packages.

     As of August 7, 2000, the Company had expended approximately $115,000 on research, development and other costs associated with this new product. The Company has entered into an agreement with NIVIS, LLC regarding the development of this new product. Pursuant to that agreement, NIVIS has agreed to develop and deliver a prototype of the new product to the Company by November 2000. The total fees to be incurred by the Company pursuant to the agreement are currently estimated to be approximately $570,000.

Intense Competition
-------------------

     The computer and communications industries are highly competitive, and the Company competes or will compete with substantially larger companies in the development of marketable computer software products, for the acquisition of communications licenses and for sales of communications services. Many of these companies have larger sales forces and more highly developed marketing programs as well as larger administrative staffs, more available service personnel, and greater financial resources available to develop and market competitive products and services. The presence of these competitors may be a significant impediment to the ability of the Company to develop its business. In addition, many of these companies have proven, successful operating histories, which the Company lacks.

Reliance on Third Parties
-------------------------

     The Company's products have been developed and maintained primarily by Company employees. Because these software encryption products do not involve traditional manufacturing processes, the Company is able to maintain development and marketing efforts without relying on outside suppliers. Because the Company is still in the development stage and has generated only immaterial revenues, it is not dependent on any particular customers. However, the continuing operation of the WIG joint venture is dependent upon the continuing cooperation of WAMO and Infogrames, the Company's partners in WIG, of which there is no assurance.

Research & Development
----------------------

     The Company has historically committed, and expects to continue committing, significant capital and resources for the ongoing development of its software products. The Company spent approximately $1,700,000 on research and development activities during the fiscal year ended September 30, 1999 and $1,025,000 during fiscal 1998.

Employees
---------

     At August 7, 2000, the Company had a total of 29 employees, all of whom are full-time employees.

Item 2. Management's Discussion and Analysis or Plan of Operation.
------------------------------------------------------------------

Plan of Operation
-----------------

     The Company is marketing its encryption products to other businesses as alternatives to traditional marketing devices. For example, if a manufacturer of computer games did not have access to encryption devices, it would be faced with the prospect of packaging only one game per CD-ROM disc; if an end user desired to purchase additional games, the manufacturer would incur additional packaging and shipping costs for each disc delivered. The Company's products are designed to save packaging and shipping costs by allowing multiple games to be packaged on a single CD-ROM disc. In addition, the Company's Internet-related encryption devices allow games to be sold directly to the end user without incurring any packaging or shipping costs.

     The Company's strategy is to build strategic alliances with businesses involved in the manufacture, marketing and distribution of products on computer discs or over the Internet. The Company revenues would result from sales of its encryption devices to those businesses. To this end, the Company has built interlocking strategic relationships with product providers, distributors, and support providers. The Company believes that the largest opportunity for its products and services is the entertainment industry, and its strategic alliances are aimed at capturing revenues by selling to businesses in that industry.

     The principal accountant's report on the financial statements for the past fiscal year contains a statement to the effect that the Company has an accumulated deficit at September 30, 1999, which raised substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent on its ability to generate sufficient operating cash flows and/or equity or debt financing to meet its obligations and sustain its operations. There can be no assurance that the Company will be successful in raising any required additional financing.

     As described above under "New Product" and "Acquisition Of Communications Business", management of the Company has identified and intends to pursue new business opportunities in the communications industry. Specific opportunities in this area include the wireless high-speed delivery of data to end users via satellite. For example, the speed of traditional data delivery is limited because it is conducted through ground-based wires and cables. Because satellite communications are not constrained by these physical limitations, data is delivered much more quickly. Management believes that consumer demand for digital entertainment, software products and high-speed Internet access is strong and will increase as access systems, such as the Company's proposed new product, become more widely available. There are no assurances, however, that the Company will be able to successfully develop this new business.

     The following is a discussion and comparison of the Company's financial condition and results of operations as of and for the nine-month periods ended June 30, 2000 and June 30, 1999. Also included is a similar discussion and comparison as of and for the fiscal years ended September 30, 1999 and 1998. These discussions should be read in conjunction with the Company's financial statements, the notes related to the financial statements, and the other financial data included in this Form 10-SB.

     The nine months ended June 30, 2000 compared with the nine months ended June 30, 1999.
----------------------------------------------------------------------------

Revenues
--------

     The Company did not have any operating revenues for the nine months ended June 30, 2000 or for the comparable period ending June 30, 1999.

Gross Profit
------------

     The Company did not report any gross profits due to the absence of any revenues during the reporting periods.

Compensation Expenses
---------------------

     Compensation expenses totaled $1,460,792 for the nine months ended June 30, 2000, or an increase of $802,982 or 122% over the comparable period in 1999. The increase was due to new employment contracts with current officers and additional personnel hired during the period.

Selling Expenses
----------------

     Selling expenses for nine months ended June 30, 2000 decreased by $67,321 or 92% as compared with these expenses for the nine months ended June 30, 1999. The decrease was principally due to a reclassification of travel expenses to administrative expenses.

Administrative Expenses
-----------------------

     Administrative expenses for the nine months ended June 30, 2000 increased by $3,512,720, or 73%, as compared to the same category of expenses for the nine months ended June 30, 1999. The increase was principally due to costs associated with ongoing software development, such as increased spending for consulting fees.

Other Income and Expense
------------------------

     Other income and expense for the nine months ended June 30, 2000 amounted to a net expense of $1,083,110 compared to a net expense for the nine months ended June 30, 1999 of $6,080,175. The decrease of $5,117,065 in other income and expense was primarily due to the equity in net loss of the Gameverse subsidiary, which occurred in the first quarter ending December 31, 1998.

     Interest income for the nine month period totaled $148,071 or an increase of $143,734. The increase was due to interest earned on private placement proceeds and from stock subscription notes receivable. Interest expense totaled $61,181 as of June 30, 2000 or an increase of $61,046. The increase resulted from interest accrued on the 4% convertible debentures and notes payable related to Future Com of South Florida, Inc. Other expense for the period ending June 30, 2000, also includes $120,000 recorded for the settlement of a lawsuit against the Company.

Liquidity and Capital Resources
-------------------------------

     Greenleaf's cash position was $1,146,466 as of June 30, 2000 as compared with $87,269 as of June 30, 1999, or an increase of $1,059,197.

     Cash flows from activities during the nine month period used cash of $14,969,199, which resulted from a net loss of $10,870,960 adjusted for depreciation and amortization, a increase in assets of $2,526,853, offset by a decrease in current liabilities of $52,090.

     In addition, cash was used to purchase fixed assets totaling $270,173 and for payments of $1,287,500 for investments.

     The net cash provided by financing activities of $16,029,294 for the nine months ending June 30, 2000, consisted of proceeds from the issuance of common stock amounting to $11,756,006, a decrease in borrowing of $166,712 offset by the issuance of long term debt totaling $4,440,000. These proceeds funded operating activities during the nine month period.

     The fiscal year ended September 30, 1999 compared with the fiscal year ended September 30, 1998.
---------------------------------------------------------------------------

Revenues
--------

     The Company recorded $28,501 of revenues for the fiscal year ended September 30, 1999 ("1999"). These revenues were derived primarily from web-site design services provided by the Company's Gameverse, Inc. subsidiary. The Company did not have any revenues for the fiscal year ended September 30, 1998 ("1998").

Gross Profit
------------

     Gross profit for 1999 amounted to $13,529 compared with no gross profit for 1998. The increase was due to gross profits associated with the web design projects at Gameverse, Inc. Gross profit margin for 1999 was 47%.

Selling Expenses
----------------

     Selling expenses for 1999 decreased by $230,530, or 75% as compared with 1998. The decrease was principally due to the reclassification of payroll and related expenses to the general and administrative expense category.

General and Administrative Expenses
-----------------------------------

     General and administrative expenses for 1999 increased by $2,397,138, or 66% as compared to the same category of expenses for 1998. The increase was principally due to an increased number of personnel and costs associated with ongoing software development.

Interest Expense
----------------

     Interest expense for 1999 increased by $8,286 or 282% compared with interest expense for 1998. The increase was due to additional borrowings during the year.

Other Income and Expense
------------------------

     Other income and expense for 1999 amount to a net income of $238,984 compared to a net expense for 1998 of $290,255. The increase of $529,239 in other income and expense was the result of a net increase in interest income of $117,419 from private placement proceeds and stock subscriptions and notes receivable and the forgiveness of debt in connection with the settlement of the Gameverse Lawsuit, which settlement is described below in "Part II. Item 2. Legal Proceedings", totaling $111,820 compared with a loss of $300,000 in 1998 from the Company's investment in NetHome.

Liquidity and Capital Resources
-------------------------------

     The Company's cash position was $86,372 as of September 30, 1999 as compared with $68,423 as of September 30, 1998, or an increase of $17,949. Cash flows from activities during 1999 used cash of $8,518,812, which resulted from a net loss of $5,879,318 adjusted for depreciation and amortization, a decrease in assets of $3,045,648, offset by an increase in current liabilities of $370,664. In addition, cash was used to purchase fixed assets totaling $27,753.

     The net cash provided by financing activities of $8,564,514 for the year ended September 30, 1999 consisted of proceeds from the issuance of common stock amounting to $8,331,554, an increase in borrowing of $269,642 offset by the purchase of treasury stock totaling $36,682. These proceeds funded operating activities during the year.

     The Company anticipates that it has sufficient capital resources to continue current operations for the next twelve months; however, there is no assurance that currently unforeseen cash requirements may not arise in the future. During the next twelve months, the Company plans to satisfy any currently unforeseen cash requirements through additional debt and/or equity financing. There can be no assurance that the Company will be successful in raising any required additional financing.

     As of the date of filing of this Amendment No. 1 to the Company's General Form For Registration Of Securities on Form 10-SB, there were no commitments for material capital expenditures except the agreement with NIVIS described above in the section entitled "New Product".

Impact of Recently Issued Accounting Pronouncements
---------------------------------------------------

     The Company follows Generally Accepted Accounting Principles ("GAAP") in its accounting methods. The impact of accounting standards which have been released but not yet adopted into GAAP is required to be disclosed as part of this "Item 2. Management's Discussion and Analysis or Plan of Operation". There are no applicable disclosures required as of the date of filing this Amendment No. 1 to the Company's General Form For Registration Of Securities on Form 10-SB.

Year 2000
---------

     The Company's operations are highly dependent on various computer hardware, software and electronic components. Traditionally, computer systems and other electronic devices have used two digits rather than four digits to define an applicable year. As a consequence, the Company previously was concerned that, at 12:00 a.m. on January 1, 2000, date sensitive systems might have recognized the year 2000 as 1900 or not at all. The inability to recognize or properly treat the year 2000 could have caused erroneous processing of information critical to the Company's operations. This situation is referred to as the Year 2000 Issue.

     During 1999, the Company assessed the impact of the Year 2000 Issue on its computer systems, software and other equipment (collectively, the "Systems"). Based on its evaluations, the Company confirmed that its Systems were Year 2000 compliant and, in fact, the Systems performed without error after January 1, 2000. Also, because the Company does not rely on outside suppliers or vendors whose products contain date-sensitive material, and because the Company has not yet recognized any sales of its products, the Company believed, and continues to believe, that non-compliance of outside parties would not have a material adverse impact on the Company's business as currently operated.

     However, date sensitive systems may in the future encounter difficulties with recognizing the year 2000 because accounting, operating and other systems have not yet been required to reconcile dates prior to January 1, 2000 with those on or after January 1, 2000. Therefore, there can be no assurance that our evaluations of Year 2000 compliance matters will continue to be correct until, at the earliest, January 1, 2001.

     Because the Company's analyses of the Year 2000 Issue were performed by regular employees of the Company, no material costs were incurred regarding the Year 2000 Issue in excess of those associated with the day-to-day operation of the Company's business. The Company also believes that, because it is compliant, no material additional costs will be incurred in connection with the Year 2000 Issue. However, there can be no guarantee that the estimate of future costs will be achieved and actual results could differ materially from the estimate due to as yet unforeseen changes in circumstances.

     There is no assurance that the Company's analyses of the Year 2000 Issue are accurate. If the Company's analyses of the impact of the Year 2000 Issue are erroneous, the Company's operations could be materially adversely affected.

Item 3. Description of Property.
--------------------------------

     The Company leases its corporate offices located at 8834 Capital of Texas Highway, Suite 150, Austin, Texas 78759 pursuant to a written lease agreement. The lease agreement, which expires on June 30, 2003, currently provides for minimum monthly payments of $13,848.

     The Company also is party to a written lease agreement for office space located at 75 Route 27, Iselin, New Jersey. Pursuant to the provisions of that agreement the Company is responsible for minimum monthly payments of $5,587.58. The Company has sublet the New Jersey office space to a third party who has agreed to pay, and to date has paid, the minimum monthly payments.

Trademarks
----------

     On October 26, 1998, the Company filed, with the U.S. Patent and Trademark Office ("USPTO"), applications to register "DigiGuard", "MusicLock" and "GLFC" as registered trademarks. Also on that date, the Company filed with the USPTO an application to register "Greenleaf Technologies Corporation", in conjunction with a unique design, as a registered trademark. The Company is continuing to pursue its trademark applications.

Patents
-------

     On March 3, 2000, the Company filed for, but has not yet received, a patent to protect a proprietary broadband communications system which the Company may ultimately use in connection with its proposed business operations described above under "New Product". The Company also intends to file for further patent protection regarding other proprietary software and/or hardware components which it is developing for use in connection with its business.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------

     As of August 4, 2000, there were 115,294,655 shares of the Company's Common Stock outstanding. The following table sets forth certain information as of that date with respect to the beneficial ownership of the Company's Common Stock by each director and executive officer, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock:


Name and Address                               Number of Shares         Percentage of
of Beneficial Owner                         Beneficially Owned (1)    Shares Outstanding
-------------------                         ----------------------    ------------------

Leonard Berg                                    15,918,734 (2)              13.8%
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Christopher J. Webster                          10,647,868                   9.2%
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Frank LoVerme                                    5,350,000 (3)               4.5%
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Lon T. Berg                                      1,043,763 (4)                *
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

William J. Hubert                                  611,100 (5)                *
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Robert A. Parsons                                  725,000 (6)                *
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Paul Trowe                                         575,000 (7)                *
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Gerald Warnero                                   1,500,000 (8)               1.3%
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

All Executive Officers and Directors as a       36,371,465                  30.2%
   Group  (eight persons)                   (2)(3)(4)(5)(7)(8)

Cybermax Tech, Inc.                             14,427,000 (9)              12.3%
7800 Belfort Parkway, Suite 100
Jacksonville, Florida  32256

----------
*    Less than one percent.

(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) Includes 1,500,289 shares owned by Thelma Berg, the wife of Leonard Berg; Mr. Berg disclaims beneficial ownership of these shares.

(3) Includes options to purchase up to 3,000,000 shares at an exercise price of $1.00 per share until March 30, 2005. Also includes 350,000 shares held by Mr. LoVerme's wife; Mr. LoVerme disclaims beneficial ownership of these shares.

(4) Includes currently exercisable options to purchase up to 300,000 shares for $.25 per share until September 30, 2003, and currently exercisable options to purchase up to 22,328 shares for $.15 per share until December 22, 2002.

(5) Includes currently exercisable options to purchase up to 10,000 shares for $.75 per share until March 1, 2001; currently exercisable options to purchase up to 88,536 shares for $.15 per share until December 15, 2002; currently exercisable options to purchase up to 50,000 shares for $.15 per share until September 30, 2003; currently exercisable options to purchase up to 110,000 shares for $.50 per share until October 25, 2003; and currently exercisable options to purchase up to 50,000 shares for $.50 per share until January 26, 2003.

(6) Includes currently exercisable options to purchase up to 500,000 shares for $.65 per share until April 24, 2003. Also includes options to purchase up to 50,000 shares for $.35 per share until September 13, 2000.

(7) Includes currently exercisable options to purchase up to 300,000 shares for $1.00 per share until April 24, 2005.

(8) Includes currently exercisable options to purchase up to 250,000 shares for $.50 per share until December 25, 2002, and currently exercisable options to purchase up to 250,000 shares for $1.00 per share until December 25, 2002.

(9) Includes currently exercisable options to purchase up to 2,000,000 shares for $.25 per share until September 30, 2003. Also includes 3,000,000 shares which are held in escrow pursuant to the written settlement agreement regarding the Gameverse Lawsuit. For further information regarding the settlement and escrow of these shares, see "Part II - Item 2. Legal Proceedings".

Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

     The directors and executive officers of the Company, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table. Each director has been elected to hold office until the next annual meeting of stockholders and thereafter until his successor is elected and has qualified. Additional information concerning each of these individuals follows the table.


        Name             Age     Position with the Company              Director Since
        ----             ---     -------------------------              --------------
Leonard Berg             76      Chairman Of The Board;                 December 1995
                                    Chief Executive Officer;
                                    President; and Director

Christopher J. Webster   28      Vice Chairman; Executive                October 1998
                                    Vice President; and Director

Frank LoVerme            55      Chief Operating Officer; and Director   August 2000

Robert A. Parsons        42      Chief Financial Officer                     - -

Lon T. Berg              39      Vice President of Marketing                 - -

Paul Trowe               29      Vice President of Business Development      - -

William J. Hubert        46      Secretary; and Treasurer                    - -

Gerald Warnero           44      Chief Executive Officer and President       - -
                                    of the Company's Greenleaf Research
                                    And Development Subsidiary

     Leonard Berg has served as the Chairman Of The Board, Chief Executive Officer and President of the Company since April 1999 and also previously served as President of the Company from November 1995 to December 1997. From December 1997 to March 1999 he was a consultant to the Company on general business matters. Beginning in August 1994 until March 1995 Mr. Berg was a Survey Manager for The Gallup Organization.

     Mr. Berg has over forty years of experience in the finance industry. His corporate experience includes owning, managing and financing real estate properties, as well as financial and operating experience in the commercial real estate business. In 1949, Mr. Berg founded Berg Enterprises. He served as co-chairman of the board, officer, director and shareholder of Berg Enterprises for 33 years. During its operation, Berg Enterprises was listed on the American Stock Exchange and was primarily involved in the real estate and mortgage banking business. Mr. Berg helped to successfully operate the company until it became a subsidiary of the Primerica Corporation in 1982. Since 1982, Mr. Berg has owned and consulted with numerous companies in the entertainment, finance, and real estate industries. Mr. Berg also founded and served as a Lifetime Director and General Campaign Chairman for the John F. Kennedy Medical Center in Edison, New Jersey, and was responsible for that center's merger with the Robert Wood Johnson (J. & J.) Rehabilitation Center. In addition, Mr. Berg has previously served as Chairman Of The Board of each of United Plastics and Metalique Industries.

     Christopher J. Webster has served as Vice Chairman of the Company since February 2000 and as Executive Vice President of the Company since August 1997. In that capacity Mr. Webster has been an integral participant in development of the Company's long-term strategies and development. From February 1995 to August 1997 he was the Vice President and a director of Clearview Technologies, Inc. Previously, from October 1996 to August 1997, Mr. Webster was the Senior Vice President for Marketing/Acquisitions of Flatline Studios, LLC ("Flatline"). While at Flatline, he was responsible for acquiring venture capital for the development of the game "Alien Intelligence" and later negotiated a multi-million dollar royalty contract with Interplay Products to bring "Alien Intelligence" to market.

     In May 1993, Mr. Webster co-founded WebEver Productions, Inc. ("WebEver"), one of the first advertising agencies devoted to the Internet. From that time until October 1996, he served as the Chief Executive Officer of WebEver, where he developed Internet and Intranet sites for companies such as Microsoft, Texas Instruments and IBM.

     Frank LoVerme has served as the Company's Chief Operating Officer since March 2000 and is responsible for the operations of the Company and its subsidiaries. From April 1995 until March 2000, Mr. LoVerme was the Vice President of Sales and Marketing at WAMO, where he directed business development efforts. Mr. LoVerme was a principal of Personics Corporation, a pioneer of customized delivery of music copyrights, until Personics was acquired by Time Warner in October 1991. Mr. LoVerme has over 30 years of sales and marketing experience, including 11 years as the head of LoVerme and Associates, Inc., an advertising and sales promotion agency which he founded in 1980.

     Robert A. Parsons has served as the Company's Chief Financial Officer since April 2000 and is responsible for overseeing the Company's financial operations. From January 1990 through August 1998, Mr. Parsons was Senior Systems Analyst/Project Manager at Union Texas Petroleum Corporation where he oversaw the implementation of Lawson Financial, an ERP software solution, with a primary emphasis on General Ledger and Activity Management for that company's international offices. Mr. Parsons was Project Lead at Dynegy Corporation from October 1998 through October 1999 where he was custom development team leader for cross commodity applications. From October 1999 to April 2000, Mr. Parsons was Project Lead manager for Proviso Consultants where he managed the team converting Atlantic Ritchfield's Petrochemical Corporation into Lyondell's Petrochemical Company. Mr. Parsons has over 18 years of experience in oil and gas and service businesses. His specific areas of expertise include Financials, Land Lease, Contract Administration and Gas Measurement Applications.

     Lon T. Berg has served as the Company's Vice President of Marketing since August 1999. Mr. Berg spearheads the development of new marketing alternatives and distribution outlets for the Company's proprietary products and clients. From November 1997 to March 1999, he was an Advertising Account Executive for Westland Associates, where he was responsible for securing new accounts from automotive dealerships, advising them on marketing their service department's advertising initiatives and expanding their customer base. Beginning in October 1995 until August 1997, Mr. Berg was the West Coast Area Manager of AucNet USA,

Inc., where he obtained new accounts for training and consulting on marketing issues with automotive dealers and manufacturers in the western half of the United States. In this position, Mr. Berg was involved in a new product launch of satellite-based automotive auctions for manufacturers such as Mitsubishi, Toyota and Lexus throughout the western United States. From June 1993 to August 1995, Mr. Berg was a Sales Representative for Panorama Sales, Inc., a retailer of new and used automobiles.

     Paul Trowe has been the Company's Vice President of Business Development since May 1, 2000. From January 2000 through April 2000, Mr. Trowe was the President and CEO of Evolution Consulting Group, which exclusively advised Infogrames regarding marketing and sales strategies. From July 1999 until January 2000, he was the Director of Business Development at Infogrames Entertainment. Mr. Trowe was the OEM Sales Manager at Gremlin Interactive from June 1998 until July 1999, when Gremlin Interactive was purchased by Infogrames Entertainment. Between April 1997 and May 1998, he was a Producer at Activision, Inc. in Santa Monica, California. Prior to his employment with Activision, Mr. Trowe was an Associate Producer at Sierra On-Line, Inc. in Oakhurst, California. Mr. Trowe worked at Sierra for a total of 10 years, beginning in 1985 as a software tester.

     William J. Hubert has been the Secretary and Treasurer of the Company since July 1999 and was the office manager of the Company from August 1997 to July 1999. Previously, from February 1996 until August 1997, Mr. Hubert was an Executive Assistant and Office Manager for Clearview Technologies, Inc., where he was responsible for day-to-day operations in the Austin, Texas office. From January 1995 to February 1996, Mr. Hubert was an executive assistant at Flatline Studios, LLC where he assisted in obtaining financing for several films to be produced by Texas-based production companies, as well as financing for the studio itself.

     Gerald Warnero has been Chief Executive Officer and President of the Company's Greenleaf Research And Development subsidiary since October 1999. From July 1987 until October 1999, Mr. Warnero was the Director of DVD-ROM Technical Development for WAMO in Olyphant, Pennsylvania. While at WAMO, he also represented Time Warner, Inc. in the DVD Verification Task Force. The task force sets industry standards for DVD testing, including discs, playback media, manufacturing standards and players. Mr. Warnero also was in charge of DVD quality standards at WAMO's Verification Lab.

     None of the Company's directors or officers is a director of any other entity that has securities registered under the Securities Exchange Act of 1934, as amended. Mr. Leonard Berg is the father of Mr. Lon T. Berg. There is no other family relationship between or among the above directors and officers of the Company.

Item 6. Executive Compensation.
-------------------------------

Summary Compensation Table
--------------------------

     The following table sets forth in summary form the compensation received during each of the Company's last three successive completed fiscal years by Leonard Berg, the Chief Executive Officer, President and Chairman Of The Board of the Company, and by Richard Margulies, the former President and a former director of the Company (together, the "Named Executive Officers"). No executive officer of the Company, including its Chief Executive Officer, or of any of the Company's subsidiaries received total salary and bonus exceeding $100,000 during any of the last three fiscal years. The figures in the following table are for the fiscal years ended September 30, 1997, 1998 and 1999.


                                                                               Long Term Compensation
                                                                      -----------------------------------------
                                                                                 Awards                 Payouts
                                                                      -------------------------------   -------
                                                                                         Securities
                                                       Other Annual                      Underlying     LTIP      All Other
Name and                   Fiscal   Salary     Bonus   Compensation   Restricted Stock   Options/SARs   Payouts   Compensation
Principal Position          Year    ($)(1)     ($)(2)     ($)(3)       Award(s)($)(4)       (#)(5)      ($)(6)       ($)(7)
------------------         ------   ------     -----   ------------   ----------------   ------------   -------   ------------
Leonard Berg, Chairman of   1999    $96,000      -0-     $5,820          $296,833         2,187,072       -0-         -0-
the Board, President,       1998    $96,000      -0-     $3,880          $ 62,500         1,500,000       -0-         -0-
Chief Executive Officer,    1997        -0-      -0-        -0-          $384,430               -0-       -0-         -0-
and a director

Richard Margulies, former   1999    $48,000      -0-        -0-          $125,000 (8)           -0-       -0-         -0-
President and former        1998    $48,000 (9)  -0-        -0-          $ 62,500               -0-       -0-         -0-
director (8)                1997        -0-      -0-        -0-          $ 88,129 (9)           -0-       -0-         -0-

(1) The dollar value of base salary (cash and non-cash) earned during the year indicated.

(2) The dollar value of bonus (cash and non-cash) earned during the year indicated.

(3) The dollar value of compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property, earned during the year indicated. The amounts shown represent allowances granted to the named person in order to cover automobile-related expenses.

(4) The dollar value (net of any consideration paid by the person named in the Summary Compensation Table) of awards of restricted Common Stock.

(5) The sum of the number of shares of Common Stock to be received upon the exercise of all stock options granted.

(6) The Company does not have in effect any plan that is intended to serve as incentive for performance to occur over a period longer than one fiscal year.

(7) All other compensation received that the Company could not properly report in any other column of the Summary Compensation Table including annual Company contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by, or on behalf of, the Company with respect to term life insurance for the benefit of the Named Executive Officer, and, the full dollar value of the remainder of the premiums paid by, or on behalf of, the Company.

(8) Mr. Margulies, who previously was a director of the Company, was appointed President of the Company on August 6, 1998. Mr. Margulies resigned as President and director of the Company effective as of April 1, 1999. On June 2, 1999, Mr. Margulies was issued 500,000 shares of Common Stock, valued by the Company at $125,000, in connection with an agreement pursuant to which Mr. Margulies' services on behalf of the Company were terminated.

(9) During fiscal 1998, prior to becoming President of the Company, Mr. Margulies also received $45,428 in payment of fees for consulting services provided to the Company.

Option Grants Table
-------------------

     The following table sets forth information concerning individual grants of stock options made during the fiscal year ended September 30, 1999 to each Named Executive Officer.


                                % of Total Options
                   Options      Granted to Employees   Exercise or Base   Expiration
Name               Granted (#)  in Fiscal Year         Price ($/Share)       Date
----               -----------  --------------         ---------------       ----
Leonard Berg        2,187,072        60.3%                $.15/Share       9/30/03

Richard Margulies      -0-            - -                     - -             - -


Aggregated Option Exercises And Fiscal Year-End Option Value Table
------------------------------------------------------------------

     The following table indicates exercises of stock options during the fiscal year ended September 30, 1999 by the Named Executive Officers, and also sets forth information concerning the fiscal year-end value of unexercised options held by each Named Executive Officer.


                           Aggregated Option Exercises
                    For Fiscal Year Ended September 30, 1999
                           And Year-End Option Values

                                                       Number of     Value of
                                                       Unexercised   Unexercised
                    Shares                             Options       In-The-Money
                    Acquired on      Value             at Fiscal     Options at Fiscal
Name                Exercise (#)(1)  Realized ($)(2)   Year-End (#)  Year-End ($) (3)
----                ---------------  ---------------   ------------  ----------------
Leonard Berg        3,000,000 (4)     $2,634,375       3,687,072 (5)    $596,632

Richard Margulies   3,000,000 (4)     $2,634,375             -0-           - -

----------
(1) The number of shares received upon exercise of options during the fiscal year ended September 30, 1999.

(2) With respect to options exercised during the Company's fiscal year ended September 30, 1999, the dollar value of the difference between (A) the exercise price of the option, and (B) the market value of the option shares purchased on the date of the exercise of the options as determined by averaging the high and low prices for the Common Stock on that date as reported on the OTC Bulletin Board.

(3) For all unexercised options held as of September 30, 1999, the aggregate dollar value of the excess is the market value of the stock underlying those options over the exercise price of those unexercised options. For purposes of this table, the market value used for the Common Stock is the average of the high and low prices for the Common Stock on that date as reported on the OTC Bulletin Board.

(4) Consists of shares underlying options exercised on October 2, 1998 to purchase 900,000 shares at $.25 per share and options exercised on February 12, 1999 to purchase 2,100,000 shares at $.25 per share.

(5) Consists of options to purchase 1,500,000 shares for $.25 per share and options to purchase 2,187,072 shares for $.15 per share, all of which were exercisable at September 30, 1999.

Compensation Of Directors
-------------------------

     All the members of the Board also are employees of the Company. Beginning in May 2000, each member is entitled to receive, as compensation for serving as a director of the Company: $12,500 annually, to be paid on a monthly basis; $2,500 for each Board meeting attended in person; $1,000 for each Board meeting attended telephonically which lasts for more than 30 minutes; and $500 for each Board meeting attended telephonically which lasts for less than 30 minutes.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements
------------------------------------------------------------------------

     Effective as of December 15, 1997, the Company entered into a written agreement with Leonard Berg (the "Berg Agreement") pursuant to which Mr. Berg was to provide services to the Company. Pursuant to the Berg Agreement, which was for an original term of five years, Mr. Berg was entitled to compensation of $8,000 per month. Effective as of January 10, 2000, the Berg Agreement was amended to (1) extend the term of the agreement until December 14, 2007, and (2) increase Mr. Berg's compensation to an aggregate of $250,000 per year. If Mr. Berg is unable to perform his duties under the Berg Agreement due to physical or mental disability or death, he or his estate is entitled to 12-months' compensation. If the Company is in default of the Berg Agreement, Mr. Berg is entitled to immediate payment of full compensation for each month remaining in the term of the Berg Agreement.

     Also effective as of December 15, 1997, the Company entered into a written agreement with Christopher Webster (the "Webster Agreement") pursuant to which Mr. Webster was to provide services to the Company. Pursuant to the Webster Agreement, which also was for an original term of five years, Mr. Webster also was entitled to compensation of $8,000 per month. Effective as of January 10, 2000, the Webster Agreement was amended to (1) extend the term of the agreement until December 14, 2007, and (2) increase Mr. Webster's compensation to an aggregate of $250,000 per year. If Mr. Webster is unable to perform his duties under the Webster Agreement due to physical or mental disability or death, he or his estate is entitled to 12-months' compensation.

     In addition, the Company has entered into written employment agreements with seven other employees, including a three-year employment contract, effective March 30, 2000, with Frank LoVerme, the Company's Chief Operating Officer and a director of the Company, at an annual salary rate of $195,000.

     The Company also has agreed to reimburse each of these persons for business-related expenses and to provide each with all benefits that are generally available to executive officers of the Company, including life and health insurance.

     As described above in "Item 1. Description Of Business", each of Messrs. Wachs, Gale and Blanck have resigned from all positions with the Company and its subsidiaries. The employment agreements previously entered into with those individuals have been terminated.

Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------

     Leonard Berg has loaned money to the Company for use by the Company as working capital. These loans accrued interest at the rate of nine percent per year. At September 30, 1999 a total of $191,794.91 was owed to Mr. Berg. Since that time, the Company has repaid all monies owed to Mr. Berg.

     In January 2000, the Company agreed to issue to each of Leonard Berg and Christopher J. Webster options to purchase shares of the Company's common stock (the "January 2000 Options"). The January 2000 Options provided that Mr. Berg could purchase up to 7,000,000 shares for $.10 per share until January 10, 2003, and that Mr. Webster could purchase up to 7,000,000 shares for $.10 per share until January 10, 2003. Each of Messrs. Berg and Webster subsequently exercised all of the January 2000 Options as well as all other options held by each of them. Mr. Berg paid the exercise price for all of his January 2000 Options and his 2,187,072 other options by delivering to the Company a promissory note in the face amount of $1,403,060.80 with interest at the rate of eight percent per year, as well as 226,248 shares of common stock owned by him. Mr. Webster paid the exercise price for all of his January 2000 Options and his 258,603 other options by delivering to the Company a promissory note in the face amount of $738,790.45 also with interest at the rate of eight percent per year as well as 26,752 shares of common stock owned by him. None of the shares of stock delivered towards the exercise price of the options consisted of shares purchased upon exercise of the options. The shares issued upon the exercise of options have been placed in escrow (the "Option Escrow"). Shares in the Option Escrow may be released pro rata from the Option Escrow upon payment of the promissory notes; that is, if a portion of a promissory note is paid, then the corresponding number of shares may be released. Mr. Berg and Mr. Webster retain the right to vote shares held in the Option Escrow for their benefit.

     On February 12, 1999 and October 2, 1998, certain of the Company's directors and officers, as well as a beneficial owner of more than five percent of the Company's Common Stock, exercised options to purchase shares of Common Stock. In all cases, promissory notes were used in payment of the exercise price for the options, and the shares received upon exercise were subject to the Option Escrow provisions described above. Each of the notes bears interest at the rate of six percent per year. Following is a schedule of each exercise:


                                                                               Face value of
                                                                             promissory note in     Payment of
                                           Exercise    Number of shares   favor of the Company in    note due
                                             price      received upon       payment of exercise       on or
     Name               Date of exercise   per share       exercise                price              before
     ----               ----------------   ---------       --------                -----              ------

Leonard Berg                02/12/99         $.25         2,100,000               $525,000           08/01/01

                            10/02/98         $.25           900,000               $225,000           04/02/01

Christopher J. Webster      02/12/99         $.25         1,467,908               $366,977           08/01/01

                            10/02/98         $.25           225,000                $56,250           04/02/01

Richard E. Wachs (1)        02/12/99         $.15         1,700,000               $255,000           08/01/01

Richard Margulies (2)       02/12/99         $.25         2,100,000               $525,000           08/01/01

                            10/02/98         $.25           900,000               $225,000           04/02/01

----------
     (1) As of October 13, 1999, Mr. Wachs resigned from all positions with the Company and its subsidiaries.

     (2) At the time of this transaction, Mr. Margulies was a beneficial owner of more than five percent of the Company's outstanding Common Stock.

     As of August 7, 2000, Mr. Margulies has paid a total of approximately $122,500 towards the notes issued by him in connection with the option exercises described in the preceding table, and the shares corresponding to the amounts paid by Mr. Margulies have been released to Mr. Margulies out of the Option Escrow. Except as described above regarding Messrs. Berg and Webster, all the other shares issued upon the exercise of options described in the preceding table remain in the Option Escrow.

     The following schedule details, for the fiscal years ended September 30, 1998 and 1999, respectively, and for the period indicated from the fiscal year ending September 30, 2000, issuances of Common Stock valued at greater than $60,000 for services performed on the Company's behalf by the Company's directors, executive officers and each other person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock:

     October 1, 1999 to August 7, 2000:

                            Date of          # of        Closing price per share
         Name              transaction   shares issued   on date of transaction
         ----              -----------   -------------   ----------------------
Christopher J. Webster (1)   10-19-99       500,000              $.435
Christopher J. Webster (1)    3-28-00     1,000,000             $2.375
Leonard Berg (2)              4-28-00       500,000              $1.26
Lon T. Berg (3)               3-24-00       100,000              $2.52

     Fiscal year ended September 30, 1999:

                             Date of          # of       Closing price per share
       Name                transaction   shares issued   on date of transaction
       ----                -----------   -------------   -----------------------
Leonard Berg (2)             7-6-99         286,673                 $.51
Leonard Berg (2)             2-2-99         258,292                $1.312
Thelma Berg (4)              2-2-99         459,708                $1.312
Christopher J. Webster (1)   4-8-99       1,000,000                $1.187
Lon T. Berg (3)              2-2-99         300,000                $1.312
Richard Margulies (5)        6-29-99        500,000                 $.56

     Fiscal year ended September 30, 1998:

                             Date of          # of       Closing price per share
       Name                transaction   shares issued   on date of transaction
       ----                -----------   -------------   -----------------------
Leonard Berg (2)            11-19-97        500,000                 $.25
Thelma Berg (4)             11-19-97        350,000                 $.25
Richard Margulies (5)       11-19-97        500,000                 $.25

----------
     (1) Mr. Webster is the Vice Chairman, Executive Vice President and a director of the Company.

     (2) Mr. Leonard Berg is the Chairman Of The Board, Chief Executive Officer, President and a director of the Company. Leonard Berg is the father of Lon T. Berg, the Company's Vice President of Marketing.

     (3) Lon T. Berg is the Company's Vice President Of Marketing and is the son of Leonard Berg the Chairman Of The Board, Chief Executive Officer, President and a director of the Company.

     (4)  Thelma Berg is the wife of Leonard Berg.

     (5) At the time of these transactions, Mr. Margulies was a beneficial owner of more than five percent of the Company's common stock.

     Except as described above, during the past two years there were no transactions between the Company and its directors, executive officers or known holders of more than five percent of the Company's Common Stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

Item 8. Description of Securities.
----------------------------------

     The Company's authorized capital consists solely of 300,000,000 shares of $.001 par value Common Stock.

     Each share of the Common Stock is entitled to share equally with each other share of Common Stock in dividends from sources legally available therefore, when, as, and if declared by the Board and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the Common Stock. Each holder of Common Stock of the Company is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of Common Stock have no preemptive rights, redemption rights or rights of conversion with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable by the Company. The Board is authorized to issue additional shares of Common Stock within the limits authorized by the Company's Certificate Of Incorporation and without stockholder action.

     All shares of Common Stock have equal voting rights and voting rights are not cumulative. The holders of more than 50 percent of the shares of Common Stock of the Company could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all the directors of the Company.

                                    PART II
                                    -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.
---------------------------------------------------------------------------

     Prices for the Company's Common Stock were quoted on the OTC Bulletin Board (the "Bulletin Board") until December 1, 1999, after which date the Common Stock was no longer quoted due to certain new requirements for the Bulletin Board. The Company is attempting to meet the new requirements, and, as described above in "Part I - Introduction", the Company currently is in the process of responding to comments by the SEC staff. After the Company has satisfactorily addressed all comments, it will reapply for listing on the Bulletin Board. Continued listing on the Bulletin Board requires that the Company remain current in its required annual (Form 10-KSB) and quarterly (Form 10-QSB) reports.

     The Company currently anticipates that it will regain its Bulletin Board listing by the end of Summer, 2000. However, there is no assurance that quotation on the Bulletin Board will occur by that date or at all. It currently is anticipated that the Common Stock will be quoted on the "pink sheets" during the time period that its stock is not quoted on the Bulletin Board.

     The Company had 115,294,655 shares of Common Stock issued and outstanding as of August 4, 2000, and these outstanding shares were held by approximately 180 stockholders of record.

Market Price Of The Common Stock
--------------------------------

     The following table sets forth the range of high and low sales prices per share of the Common Stock as reported by Bloomberg quotation services for the periods indicated.

     Year Ended September 30, 1998                High                  Low
     -----------------------------                ----                  ---

     First Quarter                                $.75                  $.10
     Second Quarter                              $3.375                 $.10
     Third Quarter                               $2.063                 $.50
     Fourth Quarter                              $1.438                $.313

     Year Ended September 30, 1999                High                  Low
     -----------------------------                ----                  ---

     First Quarter                               $2.563                $.313
     Second Quarter                              $2.563                $.625
     Third Quarter                               $1.625                $.375
     Fourth Quarter                              $.563                  $.29

     Year Ending September 30, 2000               High                  Low
     ------------------------------               ----                  ---

     First Quarter                               $1.125                 $.25
     Second Quarter                              $3.09                  $.39
     Third Quarter                               $2.45                  $.97
     Fourth Quarter                              $1.62                  $.27
          (through August 4, 2000)

Dividends
---------

     The Company has not declared or paid any cash dividends on its Common Stock since its formation and does not presently anticipate paying any cash dividends on its Common Stock in the foreseeable future.

Item 2. Legal Proceedings.
--------------------------

     The Company is currently involved in certain legal proceedings.

     On August 5, 1999, three individuals associated with a non-active corporation filed a complaint in the 53rd Judicial District Court, Travis County, Texas. The defendants in that suit are the Company, one of its officers, two other employees, and an attorney for the Company. Plaintiffs allege that defendants misappropriated assets and trade secrets allegedly belonging to the non-active corporation. Plaintiffs seek unspecified monetary damages and also request an injunction seeking to prevent further use of the allegedly converted corporate assets and trade secrets. The Company and the individual defendants have answered the complaint and intend to vigorously defend against the plaintiffs' claims. No discovery proceedings have been completed at this time.

     On April 11, 1997, a complaint was filed against National Capital Corporation ("NCC"), a former subsidiary of the Company, and against the former President of NCC, by an individual who previously lent money to the former President of NCC. The complaint was filed in the 200th Judicial District Court, Travis County, Texas. Plaintiff contends that approximately $86,000 was illegally converted by NCC and/or the former President of NCC, who has since declared bankruptcy. This claim has been partially settled through the application of proceeds from a sale of the former President's property by the bankruptcy trustee. The Company believes that its potential liability in this matter could be approximately $50,000.

     On July 7, 2000, a former employee of the Company filed suit in the 201st Judicial District Court, Travis County, Texas, against each of the Company, Leonard Berg, Christopher Webster, Richard Margulies, and Richard Wachs. The former employee alleges that (1) in July 1998 he entered into a settlement agreement in connection with his termination of employment by the Company, and
(2) the Company breached the alleged settlement agreement. The former employee seeks approximately 34,782 shares of the Company's common stock, options to purchase approximately 44,268 shares, and unspecified monetary damages alleged to have been suffered. The Company intends to vigorously defend against the former employee's claim.

     On October 18, 1999, the Company filed a petition for declaratory judgment and injunctive relief in the 201st Judicial District Court, Travis County, Texas, against two defendants. One defendant is a former at-will employee of the

Company who was employed by the Company for less than two weeks. After the Company terminated its at-will employment of the first defendant, that defendant sent the Company a letter which demanded that the Company pay him cash, shares of common stock and options to purchase common stock pursuant to an alleged three-year employment agreement. The Company did not enter into any such agreement with the first defendant. After the first defendant was terminated by the Company, the second defendant also sent the Company a letter alleging that the Company agreed to employ him for three years and that he was an employee of the Company. The Company never employed the second defendant and did not enter into any agreement to employ the second defendant. In the second defendant's letter to the Company, he also demanded that the Company pay him money, shares of common stock and options to purchase common stock. The Company seeks return of proprietary information improperly retained by the first defendant, a declaration that the employment agreements alleged by the defendants are unenforceable, and an injunction preventing the defendants from providing Company information to any other persons. The Company has filed a motion for summary judgment in this matter which currently is expected to be considered by the court in August 2000.

     The Company currently does not believe that adverse rulings in any of these proceedings would have a material adverse effect on the Company's operations.

     In a lawsuit filed in the 261st Judicial District Court, Travis County, Texas, on January 14, 1999, a former officer of the Company and a former consultant to the Company alleged that the Company breached employment and/or service agreements. In May 2000, this matter was settled by the Company agreeing to pay $50,000 in cash as well as issue an aggregate of 3,000,000 shares of restricted stock to the claimants plus an aggregate of 100,000 shares in payment of legal fees. An additional 3,000,000 shares of common stock were issued in the claimants' names but are being held in escrow until May 6, 2001. After that date, the shares in escrow will be distributed to the Company if the average closing price for the Company's common stock for the 90-day period ending on May 5, 2001 (the "May 2001 Average Price") is at least $1.00 per share. If the May 2001 Average Price is less than $1.00 per share, the claimants will receive that number of shares equal to 3,000,000 multiplied by the difference between $1.00 and the May 2001 Average Price, and any remaining shares will be returned to the Company.

     As described above in "Development of Software and Technology Products", the Company filed the Gameverse Lawsuit on December 6, 1999. The Gameverse Lawsuit was filed in the United States District Court for the District of New Jersey against Riverside Group, Inc., Cybermax, Jared Nielsen, Catherine Gray and J. Stephen Wilson. At the time the Acquisition Agreement was entered into, Gameverse was a wholly-owned subsidiary of Cybermax, and Cybermax, in turn, was a wholly owned subsidiary of Riverside Group, Inc. ("Riverside"). The three individual defendants were officers and/or employees of Cybermax and/or Riverside at all times relevant to the Gameverse Lawsuit. In the Gameverse Lawsuit, the Company sought formal rescission of the Acquisition Agreement, return of all payments made by the Company (including all common stock and options to purchase common stock issued to Cybermax), compensatory and punitive damages, interest, and all costs incurred by the Company in connection with the

Gameverse Lawsuit. By written agreement dated January 28, 2000, all the parties to the Gameverse Lawsuit except Jared Nielsen settled their disputes without admitting fault or liability and agreed to dismiss the suit.

     The material terms of the Gameverse Lawsuit settlement consisted of the following:

     o Cybermax retains options to purchase 2,000,000 shares of the Company's common stock for $.25 per share until September 30, 2003;
          o All other options issued to Cybermax in connection with the Gameverse acquisition are cancelled;
     o Cybermax retains 10,000,000 shares previously issued in connection with the Gameverse acquisition;
          o    1,687,585 shares previously issued to Cybermax are cancelled;
          o    3,000,000 shares are held in escrow (the "Gameverse Escrow");
               o Shares held in the Gameverse Escrow are to be sold and the proceeds used to fund a mutually agreeable, equally owned, joint venture by the Company and Riverside for the marketing of technology and Internet-related products. If, after utilizing their best efforts and negotiating in good faith, the Company and Riverside are unable to agree on the form and operation of the joint venture, the proceeds from the Gameverse Escrow shares will be distributed equally to the Company and Riverside;
     o The Company receives an option to purchase up to five percent of the outstanding equity interests in Cybermax for $1,000,000 until September 30, 2003;
     o Riverside appoints the Company as its exclusive vendor for encryption-related products on an as-needed basis at fair market value;
     o Riverside agrees to retain Future Com, the Company's wholly-owned subsidiary, for the use of satellite air time and related technology on an as-needed basis at fair market value;
     o Riverside forgives and discharges $111,820 previously owed by the Company to Riverside in connection with employee-related expenses incurred in the acquisition of Gameverse; and
     o The defendants who participated in the settlement have agreed to indemnify the Company against any costs or damages that may be incurred by the Company in connection with any claims that may be brought by Mr. Nielsen regarding Gameverse.

Item 3. Changes in and Disagreements with Accountants.
------------------------------------------------------

     Not applicable.

Item 4. Recent Sales of Unregistered Securities.
------------------------------------------------

     During the past three years, the Company has issued shares of its common stock, warrants to purchase shares of its common stock, and convertible debentures in the transactions described below which were not registered under the Securities Act of 1933 (the "1933 Act"). These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act and/or by the provisions of Regulation D promulgated under the 1933 Act. In relying on these exemptions, the Company believed that the individuals and/or entities to whom the securities were issued are either (1) sophisticated investors who were knowledgeable about the Company's operations and financial condition at the time of receipt of the securities and were able to evaluate the risks and merits of receipt of the securities, or (2) accredited investors, as that phrase is defined in Rule 501 of Regulation D. In some instances, stock was issued to certain persons in exchange for services performed for the benefit of the Company and each of those persons agreed to accept the shares as compensation for the designated portions of the services they had performed. For additional information regarding shares issued to employees and/or directors of the Company, see "Item 7. Certain Relationships and Related Transactions". The transactions included the following:

     o Between October 1, 1999, and May 15, 2000, the Company raised a total of $4,440,000 through private placement sales of its 4% Subordinated Convertible Debentures. The terms of the private placement sales were negotiated during September and October 1999, during which time the market price for the Company's common stock was between $.40 and $.50 per share. The debentures accrue interest at the rate of four percent per year and are convertible into shares of the Company's common stock. Unpaid principal and interest on $1,750,000 of the debentures may be converted into shares at a rate equal to the lesser of (i) 80 percent of the average closing bid price for the Company's common stock for the five trading days immediately preceding conversion, or
          (ii) $.25. Unpaid principal and interest on $2,690,000 of the debentures may be converted into shares at a rate equal to the lesser of (i) 80 percent of the average closing bid price for the Company's common stock for the five trading days immediately preceding conversion, or (ii) $.20. The Company utilized the services of Best Holdings, Ltd. and J.P. Carey Securities, Inc. as placement agents in connection with the placement of the debentures. The Company has agreed to pay each placement agent cash compensation in an amount equal to 10 percent of all debentures sold by that placement agent. The Company also has agreed to issue to the respective placement agents, for each $1 million of debentures sold by that placement agent, a five-year warrant to purchase up to 200,000 shares of common stock for $.50 per share.

     o During the period from October 1, 1999 to August 3, 2000, an aggregate of 10,545,805 shares were issued in private placement transactions to 59 persons in exchange for aggregate cash consideration of $3,179,225. An aggregate of 5,831,200 shares, valued by the Company at $5,783,213, were issued to 14 employees and/or directors of the Company for employment-related services on behalf of the Company. Also, separate issuances were made to seven persons, none of whom was a director or executive officer of the Company, of an aggregate of 3,312,379 shares, valued by the Company at $1,894,746, as compensation for services performed on behalf of the Company.

     o In July 2000 the Company sold to an investor an aggregate of 4,370,356 shares of common stock in exchange for a total cash investment of $1,090,589. This investor originally desired to purchase 4% Subordinated Convertible Debentures described above. However, the Company determined that the potential sales of common stock described in this paragraph would be more desirable to the Company, and it was able to negotiate these terms. This investor may ultimately invest up to a total of $6,000,000 as negotiated with the investor based on the investor's original inquiry regarding the possibility of acquiring debentures. In initial negotiations, the Company and the investor agreed on a $4,250,000 investment for shares of common stock at the rate of $.25 per share. The investor later desired to increase its investment, and the additional $1,750,000 of the investment was agreed for shares of common stock at the rate of $.30 per share, which price was negotiated based on an increase in the market price of the Company's common stock after the initial negotiations with the investor. The Company utilized the services of GPS, Ltd. as placement agent in connection with this transaction, and has agreed to pay the placement agent compensation in an amount equal to 10 percent of the investor's total investment pursuant to this transaction.

     o In May 2000, the Company sold to an investor an aggregate of 1,200,000 shares of common stock and warrants to purchase up to 1,200,000 shares of common stock at an exercise price of $.50 per share until May 11, 2002, in exchange for a total cash investment of $600,000.

     o During the Company's fiscal year ended September 30, 1999, an aggregate of 9,005,000 shares were issued in private placement transactions to 28 persons in exchange for aggregate cash consideration of $1,513,200. Also during this period, 4,000,000 shares, valued by the Company at $750,000, were issued in connection with the Company's acquisition of Future Com. An additional 14,687,785 shares, valued by the Company at $5,875,034, were issued in connection with the Company's acquisition of Gameverse. For further description of these acquisitions, see "Item 1. Description of Business". In addition, separate issuances were made to 19 persons, none of whom was a director or executive officer of the Company, of an aggregate of 3,689,188 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $1,864,765. An additional 2,000,000 shares, valued by the Company at $938,000, were issued to a consultant in exchange for the consultant's commitment to enter into an agreement to provide professional services to the Company. Finally, an aggregate of 2,449,356 shares, valued by the Company at $1,611,980, were issued to seven employees and/or directors of the Company for employment-related services on behalf of the Company.

     o During the Company's fiscal year ended September 30, 1998, an aggregate of 5,244,999 shares were issued in private placement transactions to 13 persons in exchange for aggregate cash consideration of $1,548,999. Also during this period, an aggregate of 8,765,069 shares were issued to 21 holders pursuant to an employment agreement between the Company and Richard Wachs, who then was an officer and director of the Company. (As described above in "Item 1. Description Of Business", Mr. Wachs has since resigned from all positions with the Company and its subsidiaries.) In addition, separate issuances were made to 25 persons, none of whom was a director or executive officer of the Company, of an aggregate of 3,450,200 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $991,737. In addition, an aggregate of 1,215,000 shares, valued by the Company at $167,500, were issued to 13 employees and/or directors of the Company for employment-related services on behalf of the Company.

     o During the Company's fiscal year ended September 30, 1997, an aggregate of 302,113 shares were issued in connection with the acquisition of BCI. Also during this period, separate issuances were made to 18 persons, none of whom was a director or executive officer of the Company, of an aggregate of 4,139,082 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $1,335,335. In addition, an aggregate of 100,000 shares, valued by the Company at $50,000, were issued to two employees of the Company for employment-related services on behalf of the Company.

Item 5. Indemnification of Directors and Officers.
--------------------------------------------------

     The Delaware General Corporation Law provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation.

     In addition to the general indemnification section, Delaware law provides further protection for directors under Section 102(b)(7) of the General Corporation Law of Delaware. This section was enacted in June 1986 and allows a Delaware corporation to include in its Certificate Of Incorporation a provision that eliminates and limits certain personal liability of a director for monetary damages for certain breaches of the director's fiduciary duty of care, provided that any such provision does not (in the words of the statute) do any of the following:

     "eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this Title [dealing with willful or negligent violation of the statutory provision concerning dividends, stock purchases and redemptions], or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective ..."

     The Board is empowered to make other indemnification as authorized by the Certificate Of Incorporation, Bylaws or corporate resolution so long as the indemnification is consistent with the Delaware General Corporation Law. Under the Company's Bylaws, the Company is required to indemnify its directors, officers, and other representatives of the Company for costs incurred by each of them in connection with any action, suit, or proceeding brought by reason of their position as a director, officer, or representative.

     Beginning on April 27, 2000, the Company has maintained directors and officers insurance that provides protection for directors and officers of the Company against personal liability for certain acts.

                                    PART F/S
                                    --------

                       GREENLEAF TECHNOLOGIES CORPORATION
                          (A Development Stage Company)


                          Index To Financial Statements
                          -----------------------------


Financial Statements For The Nine Months Ended June 30, 2000
------------------------------------------------------------

    Balance Sheet at June 30, 2000 and June 30, 1999.......................FQ-1

    Statements Of Operations - Consolidated for the quarter
    and nine months ended June 30, 2000 and June 30, 1999..................FQ-3

    Statement Of Cash Flows - Consolidated for the nine months ended June 30, 2000 and June 30, 1999..................................FQ-5

    Notes To Financial Statements..........................................FQ-7


Financial Statements For The Fiscal Years Ended September 30, 1999 and September 30, 1998
--------------------------------------------------------------------------------

    Auditor's Report........................................................F-1

    Consolidated Statements Of Financial Position -
       September 30, 1999 and 1998..........................................F-2

    Consolidated Statements Of Operations & Accumulated Deficit -
       Year ended September 30, 1999 and 1998...............................F-3

    Consolidated Statements Of Cash Flows
       Year ended September 30, 1999 and 1998...............................F-4

    Statement Of Changes In Stockholders' Equity
       Inception Through September 30, 1999.................................F-5

    Notes To Financial Statements...........................................F-6

                       GREENLEAF TECHNOLOGIES CORPORATION
                          (A Development Stage Company)
                          BALANCE SHEET - Consolidated
                             June 30, 2000 and 1999

                                                         June 30,      June 30,
                                                           2000          1999
                                                           ----          ----
ASSETS

CURRENT ASSETS
   Cash and Equivalents                                 $1,146,466    $   87,269
   Prepaid Expense                                         163,344        19,490
   Stock Subscriptions and Interest Receivable           4,941,007     2,734,055
                                                        ----------    ----------
TOTAL CURRENT ASSETS                                     6,250,817     2,840,814

EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net                 371,385       126,547

OTHER ASSETS
   Organization Expense - Net                                    0         1,719
   Loans Receivable                                         50,000             0
   Security Deposits                                         8,281         3,501
   Investment in SMR Licenses                            1,237,500             0
   Advances and Unsecured Loans                            466,000        15,000
                                                        ----------    ----------

   TOTAL OTHER ASSETS                                    1,761,781        20,220
                                                        ----------    ----------

   TOTAL ASSETS                                         $8,383,983    $2,987,581
                                                        ==========    ==========






                 See accompanying notes to financial statements

                       GREENLEAF TECHNOLOGIES CORPORATION
                          (A Development Stage Company)
                          BALANCE SHEET - Consolidated
                         June 30, 2000 and June 30, 1999

                                                     June 30,        June 30,
                                                       2000            1999
                                                       ----            ----
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts Payable                                $     35,139    $    360,694
   Accrued Expense and Taxes Payable                    138,070         131,077
   Accrued Interest Expense                              44,400               0
   Due to Related Parties                                87,165         173,945
   Loans Payable                                        424,218               0
                                                   ------------    ------------

   TOTAL CURRENT LIABILITIES                            728,992         665,716

LONG-TERM LIABILITIES
   4% Convertible Debentures                          4,440,000               0
                                                   ------------    ------------

TOTAL LONG-TERM LIABILITIES                           4,440,000               0

STOCKHOLDERS' EQUITY
Common Stock, $.001 par value, 300,000,000 shares
 authorized and 109,619,769 and 63,261,530 shares
 issued and outstanding, respectively                   109,620          63,262
Additional Paid In Capital                           24,074,049      16,530,032
Less Cost of Treasury Stock, 489,093 shares             (36,682)              0
Accumulated (Deficit)                               (20,931,996)    (14,271,429)
                                                   ------------    ------------

TOTAL STOCKHOLDERS' EQUITY                            3,214,991       2,321,865
                                                   ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $  8,383,983    $  2,987,581
                                                   ============    ============






                 See accompanying notes to financial statements



                         GREENLEAF TECHNOLOGIES CORPORATION
                            (A Development Stage Company)
                       Statement of Operations - Consolidated
                 Three Months Ended June 30, 2000 and June 30, 1999

                                                           June 30,        June 30,
                                                             2000            1999
                                                             ----            ----

REVENUES                                                 $          0    $          0

COST OF SALES                                                       0               0
                                                         ------------    ------------

GROSS PROFIT                                                        0               0
                                                         ------------    ------------

OPERATING AND ADMINISTRATIVE EXPENSES

     Compensation                                             536,059         185,033
     Selling Expenses                                             440          14,481
     Administrative                                         1,055,041       2,258,039
                                                         ------------    ------------
                                                            1,591,540       2,457,553
                                                         ------------    ------------

OTHER INCOME EXPENSE:
     Interest Income                                           76,342           2,158
     Interest Expense                                         (51,849)             30
     Settlement of Lawsuit Expense                            (60,000)              0
     Equity in Net Loss of Subsidiary, NetHome Media                0        (228,416)
     Equity in Net Loss of Subsidiary, FutureCom, Inc.              0               0
     Equity in Net Loss of Subsidiary, Gameverse, Inc               0          19,073
                                                         ------------    ------------
                                                              (35,507)       (207,155)
                                                         ------------    ------------

          NET LOSS                                         (1,627,047)     (2,664,708)

Accumulated (deficit) - beginning                         (19,304,949)    (11,606,721)
                                                         ------------    ------------
Accumulated (deficit) - ending                           $(20,931,996)   $(14,271,429)
                                                         ============    ============

Earnings Per Share - basic                               $     (0.016)   $     (0.043)
                                                         ============    ============






                   See accompanying notes to financial statements

                                        FQ-3


                         GREENLEAF TECHNOLOGIES CORPORATION
                            (A Development Stage Company)
                       Statement of Operations - Consolidated
                  Nine Months Ended June 30, 2000 and June 30, 1999

                                                           June 30,        June 30,
                                                             2000            1999
                                                             ----            ----

REVENUE                                                  $          0    $          0

COST OF SALES                                                       0               0
                                                         ------------    ------------

GROSS PROFIT                                                        0               0
                                                         ------------    ------------

OPERATING AND ADMINISTRATIVE EXPENSES
     Compensation                                           1,460,792         657,810
     Selling Expenses                                           6,168          73,489
     Administrative                                         8,320,890       4,808,170
                                                         ------------    ------------
                                                            9,787,850       5,539,469
                                                         ------------    ------------

OTHER INCOME AND (EXPENSE)
     Interest Income                                          148,071           4,337
     Interest Expense                                         (61,181)           (135)
     Settlement of Lawsuit Expense                           (120,000)              0
     Equity in Net Loss of Subsidiary, Net Home Media               0        (228,416)
     Equity in Net Loss of Subsidiary, FutureCom, Inc.     (1,050,000)              0
     Equity in Net Loss of Subsidiary, Gameverse, Inc.              0      (5,855,961)
                                                         ------------    ------------
                                                           (1,083,110)     (6,080,175)
                                                         ------------    ------------

          NET LOSS                                        (10,870,960)    (11,619,644)

Accumulated (deficit) - beginning                         (10,061,036)     (2,651,785)
                                                         ------------    ------------
Accumulated (deficit) - ending                           $(20,931,996)   $(14,271,429)
                                                         ============    ============

Earnings Per Share - basic                               $     (0.118)   $     (0.204)
                                                         ============    ============





                   See accompanying notes to financial statements

                                        FQ-4


                           GREENLEAF TECHNOLOGIES CORPORATION
                              (A Development Stage Company)
                         STATEMENT OF CASH FLOWS - Consolidated
                        Nine Months Ended June 30, 2000 and 1999

                                                               June 30,        June 30,
                                                                 2000            1999
                                                                 ----            ----
Cash flows from operating activities
   Net Income (Loss)                                         $(10,870,960)   $(11,619,644)
                                                             ------------    ------------
   Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                                  38,377          20,377
    (Increase) decrease in prepaid expenses                           968          15,000
    (Increase) decrease in other assets                                 0       1,316,414
    Increase (decrease) in accounts payable                      (273,525)        187,162
    Increase (decrease) in accrued liabilities                    443,618          (1,841)
    Increase (decrease) in deferred taxes payable                       0         389,833
    (Increase) decrease in stock subscriptions rec.            (2,061,521)              0
    (Increase) decrease in advances & unsecured loans rec.       (466,000)              0
    Increase (decrease) in payroll taxes payable                 (222,183)              0
    Undistributed (earnings) loss of affiliate                          0        (178,948)
    (Increase) decrease in security deposits                         (300)              0
                                                             ------------    ------------

    Total adjustments                                          (2,540,566)      1,747,997
                                                             ------------    ------------

   Net cash provided (used) by operating activities           (13,411,526)     (9,871,647)
                                                             ------------    ------------

Cash flow from investing activities:
   Cash payments for the purchase of property                    (270,173)        (21,430)
   Cash payments for investments                               (1,287,500)        (15,000)
                                                             ------------    ------------

 Net cash provided (used) by investing activities              (1,557,673)        (36,430)

Cash flow from financing activities:
   Proceeds from issuance of common stock                      11,756,006      12,497,185
   Net borrowings from stockholders'                             (166,712)     (2,569,345)
   Proceeds from issuance of long-term debt                     4,440,000               0
                                                             ------------    ------------

 Net cash provided (used) by financing activities              16,029,294       9,927,840
                                                             ------------    ------------



                 See accompanying notes to financial statements

                                      FQ-5

                       GREENLEAF TECHNOLOGIES CORPORATION
                          (A Development Stage Company)
                     STATEMENT OF CASH FLOWS - Consolidated
                    Nine Months Ended June 30, 2000 and 1999

                                                          June 30,     June 30,
                                                            2000         1999
                                                            ----         ----

Net increase (decrease) in cash and equivalents           1,060,095       19,763
Cash and equivalents, beginning of year                      86,371       67,506
                                                         ----------   ----------

Cash and equivalents, end of period                      $1,146,466   $   87,269
                                                         ==========   ==========

Supplemental disclosures of cash flow information:

Cash paid during the year for:
 Interest expense                                        $   61,181   $      135







                 See accompanying notes to financial statements

                       GREENLEAF TECHNOLOGIES CORPORATION
                          (A Development Stage Company)
                          Notes To Financial Statements
                         Nine Months Ended June 30, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Greenleaf Technologies Corporation (GTC) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the GTC's management, who is responsible for the integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations
--------------------

GTC was incorporated as Greenleaf Capital Corporation in the state of Delaware on October 9, 1986. On December 3, 1997, a certificate of amendment was filed with the State of Delaware changing the name of the corporation to Greenleaf Technologies Corporation.

GTC is a Security Software Provider which provides new marketing opportunities via DVD and the Internet that creates new revenue possibilities for its customers. Examples include GTC's DigiGuard(TM) applied to the OEM (original equipment manufacturer) distribution of encrypted games and interactive games linked to virtually any digital intellectual property.

GTC is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There has been minimum income producing operations since inception.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation
------------

GTC's equipment and leasehold improvements are depreciated using primarily the straight-line method.

Amortization
------------

The organization expense of GTC will be amortized over a five-year term using the straight line method. Purchased goodwill of GTC has been written off and $1,050,000 was charged to amortization expense.

Advertising and Promotion
-------------------------

GTC expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the nine months ended June 30, 2000 were $6,168.

Earnings Per Share
------------------

Computed by dividing the net loss by weighted average number of shares outstanding during the year. Earnings per share diluted is not presented since such would be anti-dilutive.

Deferred Income Taxes
---------------------

Income taxes are provided for the tax effects on transactions reported in financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between bases of certain assets and liabilities, depreciation of property and equipment, and charitable contributions, for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

For income tax reporting, GTC uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes.

Product and Development Costs
-----------------------------

GTC charges product and development costs which are not incurred in conjunction with contractual obligations to expense as incurred. During the nine months ended June 30, 2000, product and development costs are recorded as part of Administrative Expense.

Consolidation Policy
--------------------

The consolidated financial statements include all the accounts of GTC and controlled entities. GTC accounts for its investments in consolidated subsidiaries on the equity method.

NOTE B - BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements, GTC has experienced substantial operating losses. The continuation of GTC as a going concern is dependent on its ability to generate sufficient cash flows to meet its obligations and sustain its operations.

GTC's cash requirements for the balance of the year is estimated to be approximately $1,350,000 and management believes it has sufficient cash on hand or has the ability to raise the necessary capital meet that requirement. However, there can be no assurances that it can.

NOTE C - EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are carried at historical cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation of equipment and amortization of leasehold improvements is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

                                                  Years
                                                  -----
                           Office Equipment         5
                           Furniture and Fixtures   7
                           Leasehold Improvements   7

The modified accelerated cost recovery system is used for federal income tax purposes.

Equipment and leasehold improvements are summarized by major classifications as follows:

                                                 June 30, 2000
                                                 -------------
                   Office Equipment                $ 379,894
                   Office Furniture                   72,415
                   Leasehold Improvements              4,459
                                                   ---------
                                                     456,768
                   Less Accumulated Depreciation     (85,383)
                                                   ---------
                                                   $ 371,385
                                                   =========

NOTE D - INCOME TAXES

Operating Loss
--------------

GTC, as of June 30, 2000 has loss carryforwards totaling $20,931,996 that may be offset against future taxable income.

Components - Current and Deferred
---------------------------------

The provision for income taxes consist of the following components:

                                         June 30, 2000
                                         -------------

                          Current taxes   $         0
                          Deferred         (7,102,393)
                                          -----------

                                          $(7,102,393)
                                          ===========


Based on management's present assessment, GTC has not yet determined it to be more likely than not that a net deferred long term tax asset of $7,102,393 attributable to the future utilization of $20,931,996 of net operating loss carryforwards as of June 30, 2000, will be realized. Accordingly, GTC has provided 100% allowance against the net deferred tax asset in the financial statements as of June 30, 2000. GTC will continue to review this valuation allowance and make adjustments as appropriate. Net operating loss carryforwards will expire as follows.

                    Year Ended                    Deferred
                    September 30,                 Tax Asset
                    -------------                 ---------

                    2012                         $    84,854
                    2013                           1,340,159
                    2014                           1,996,350
                    2015                           3,681,030
                                                 -----------
                                                 $ 7,102,393
                                                 ===========


                    Net deferred tax benefit     $ 7,102,393
                                                 ===========

NOTE E - LEASING ARRANGEMENTS

GTC conducts its Austin operations from facilities that are leased under a five year noncancelable operating lease from Colina West Limited with 36 months remaining before expiring on June 30, 2003. The monthly minimum rental obligation amount to be paid to Colina West Limited is $12,405.50. After July 1, 1999, the monthly rental obligation amount will be $12,982.50. After July 1, 2000, and for subsequent years, the monthly rental obligation amount will be $13,848.00.

The following is a schedule of future minimum rental payments required under the above operating lease as of June 30, 2000.

                    Year Ended
                   September 30,            Amount
                   -------------            ------

                       2000                $ 41,544
                       2001                 166,176
                       2002                 166,176
                       2003                 124,632
                                           --------

                                           $498,528
                                           ========


GTC formerly conducted its New Jersey operations from facilities that are leased under a renewed three year noncancelable operating lease from MRC Holdings, Inc. with 45 months remaining before expiring on March 15, 2004. The monthly minimum rental obligation amount to be paid to MRC Holdings, Inc. is $5,659.92. The facilities are currently subleased with no monthly payment shortage obligation by GTC. The current tenants pay the monthly minimum rental obligation directly to MRC Holdings, Inc.

The following is a schedule of contingent future minimum rental payments required under the above operating lease as of June 30, 2000.

                        Year Ended
                        September 30,            Amount
                        -------------            ------

                        2000                    $ 16,980
                        2001                      67,919
                        2002                      67,919
                        2003                      67,919
                        2004                      33,960
                                                --------

                                                $254,697
                                                ========


GTC has leased a corporate apartment to house its out of town business guests in Austin, Texas, under a six-month noncancelable operating lease from Riata Apartments. The lease takes affect April 1, 1999 and will have 6 months remaining before expiring on September 30, 2000. The monthly minimum rental obligation amount to be paid to Riata Apartments is $2,200. Additional future minimum rental payments under the above operating lease as of June 30, 2000 are $6,600.

GTC executed an operating lease with Great America Leasing Corporation for a Toshiba 1710 copier at the Austin office. The terms of the lease call for 36 monthly rental payments of $95.37 including tax. The lease was executed March 3, 1998. On March 1, 2000, the lease was paid in full, exercising an option to purchase the equipment. No additional future minimum rental payments are required under the above operating lease as of June 30, 2000.

GTC executed an operating lease with SecurityLink Corporation for a five-zone security system and monitoring services at the Austin office. The terms of the lease call for 60 monthly rental payments of $25.70 including tax. The lease was executed May 1, 1998. The following is a schedule of future minimum rental payments required under the above operating lease as of June 30, 2000.

                          Year Ended
                         September 30,           Amount
                         -------------           ------

                             2000               $     77
                             2001                    308
                             2002                    308
                             2003                    180
                                                --------
                                                $    873
                                                ========


NOTE F - NOTES RECEIVABLE

GTC issued 29,708,583 restricted shares of common stock to various directors, officers, employees and other individuals for notes receivable that are collateralized by promissory notes receivable which are payable in 30 months at 6% and 8% per annum as follows:

                               Cumulative  Cumulative
                    Number        Notes     Principal     Accrued       Total
                  of Shares    Receivable   Reduction     Interest       Note
                  ---------    ----------  -----------   ----------   ----------

   Officers and
    Directors     22,638,583   $3,220,788   $        0   $  118,886   $3,339,674
   Employees         100,000       25,000            0        2,279       27,279
   Other           6,970,000    1,572,500      453,903      130,395    1,248,992
                  ----------   ----------   ----------   ----------   ----------

   Total          29,708,583   $4,818,288   $  453,903   $  251,560   $4,615,945
                  ==========   ==========   ==========   ==========   ==========


NOTE G - VALUATION OF STOCK ISSUED FOR SERVICES AND ADDITIONAL EMPLOYEE COMPENSATION

The Board of Directors from time to time has authorized the issuance of common stock in payment of services provided by non-employees and as additional compensation to employees.

Statement of Financial Standards No.123, Accounting for Stock-Based Compensation, (SFAS 123) establishes a fair value method for accounting for stock-based compensation plans either through recognition in the statements or disclosure.

GTC applies SFAS 123 to report the issuance of common stock in payment of services provided non-employees and as payment of additional compensation to employees, using fair value method to account for such transactions.

All stock issued was restricted stock and the related services or employee compensation was recorded in the financial statements at 50% of the market value at the time services were received or additional compensation paid.

NOTE H - LONG TERM DEBT

On October 1, 1999, GTC entered into an agreement with Best Holdings, Ltd. whereby Best Holdings, Ltd., will be responsible for the placement of up to $4,440,000 in denominations of $10,000, 4% subordinated convertible debentures, pursuant to a private placement under Regulation "D" of the U.S. Securities Act of 1933, as amended. The Holders of these debentures are entitled to convert the debentures into that number of fully-paid and non-assessable shares GTC Common Stock calculated in accordance with the following formula: Number of shares issued upon conversion equals (Principal + Interest)/Conversion Price, where Principal equals the principal amount of the Debenture(s) to be converted. Interest equals Principal times (N/365) times .04 (less the amount of any interest previously paid), where N equals the number of days between (i) the date of issuance of the debenture, and (ii) the applicable date of conversion for the Debenture for conversion is being elected, and Conversion Price equals the lessor of (x) 80% (The "Applicable Discount") of the Closing Bid Price for GTC's Common Stock for the five (5) trading days immediately preceding the Date of Conversion, as defined below or (y) $0.20. The term "Closing Bid Price" means the closing bid price of GTC's Common Stock as reported on the OTC Bulletin Board (or, if not reported thereon as reported by such other principal exchange or market where traded).

GTC agreed to pay Best Holdings, Ltd. a consulting fee of 10% of all capital raised. GTC also agreed to issue for each one million dollars raised a five year warrant to purchase 200,000 shares of GTC common stock exercisable at $0.20 per share.

As of June 30, 2000, $4,440,000 has been received towards the issuance of the subordinated convertible debentures. The exact issue date and final terms of the Debenture were not finalized until May 5, 2000.

The $4,440,000 is reported on GTC's balance sheet under Long-Term Liabilities. Interest expense in the amount of $44,400 has been accrued and reported on these financial statements.

NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

1.   GTC has employment contracts with the following directors and employees:

                                  Annual      Date of        Length of
     Position       Name       Compensation  Agreement         Time
     --------       ----       ------------  ---------         ----

     Off         W. Hubert       $ 55,000    01/26/00   3 Yrs. to 01/26/03
     Off/Dir. X  R. E. Wachs     $ 96,000    12/15/97   5 Yrs. to 12/15/02
     Off/Dir     C. J. Webster   $250,000    12/15/97   10 Yrs. to 12/14/07
     Off/Dir     L. Berg         $250,000    12/15/97   10 Yrs. to 12/14/07
     Off         G. Warnero      $110,000    10/01/99   5 Yrs. to 10/01/04
     Off         L. Berg         $ 85,000    08/01/99   5 Yrs. to 08/01/04
     Off/Dir     F. LoVerme      $195,000    03/30/00   3 Yrs. to 3/30/03
     Off      Y  W. Gale         $ 96,000    11/04/99   5 Yrs. to 11/04/04
     Off      Y  W. Blanck       $ 96,000    11/04/99   5 Yrs. to 11/04/04

     X Terminated 10/13/99
     Y Terminated 02/24/00

     Each of the above is also entitled to be reimbursed for proper business expenses, and any other benefits offered by GTC, either currently existing or adopted at a later date. These benefits will include, but will not be limited to, health and accident insurance, life insurance and stock option plans if any.

2. Under the terms of the five year noncancelable operating lease with Colina West Limited, GTC has provided a Letter of Credit in the amount $67,304 drawn on Bank of America. Conditioned upon GTC's performance of the lease without default, such letter of credit shall be reduced by $16,826 per year at the anniversary of the lease term.

     The amount $13,271 of the letter of credit shall serve as security deposit. Bank of America has guaranteed the letter of credit pursuant to GTC maintaining a certificate of deposit in equal amount of the letter of credit. The $68,282 certificate of deposit is reported in cash and equivalents.

3. Under terms of a merchant credit card agreement with Payment Tech Merchant Services, Inc. dated June 25, 2000 and expiring on August 10, 2001, GTC has provided a Letter of Credit in the amount of $50,000 drawn on Bank One. Bank One has guaranteed the Letter of Credit pursuant to GTC maintaining a certificate of deposit in an amount equal to the Letter of Credit. The $50,000 certificate of deposit is reported in cash and equivalents.

4. Under terms of a guaranteed purchase agreement dated August 10, 2000 with IV Hill expiring on December 31, 2000, GTC has provided a Letter of Credit in the amount of $35,000 drawn on Bank One. Bank One has guaranteed the Letter of Credit pursuant to GTC maintaining a certificate of deposit in an amount equal to the Letter of Credit. The $35,000 certificate of deposit is reported in cash and equivalents.

At June 30, 2000, there were five lawsuits or claims pending against GTC.

1. Corporate Express, Inc. vs. Greenleaf Technologies, Inc. Case No 716.570 - Civil Court Harris County, Texas
     ---------------------------------------------------------------------------

     This legal matter involves the collection of $14,400 for office furnishings provided to GTC offices located in Austin, Texas. The Matter was settled on August 17, 1999 whereby the Company agreed to pay Corporate Express $14,400 over a six month period at $2,400 per month, beginning September 15, 1999. The final payment on account was recorded in accounts payable on February 29, 2000. The balance owed to Corporate Express, Inc. on June 30, 2000 is zero.

2. Elizabeth Xan Wilson vs. Greenleaf Capital Corporation and Related Corporations and Corporate Officers Leonard Berg and Nicholas Soriano. Case no. 97-04423 - Judicial District Court Travis County, Texas
     ---------------------------------------------------------------------------

     This legal matter involves the Plaintiff, Elizabeth Xan Wilson, claiming that National Capital Corporation (NCC) (previously a wholly owned subsidiary of GTC and Nicholas Soriano (President of the former NCC) fraudulently converted over $80,000 from her in a fraudulent lending scheme. GTC believes that exposure for Nicholas Soriano is great, but is unable to assess GTC's liability. Because the claim was partially settled by the sale of Mr. Soriano's stock by the Bankruptcy Trustee in a separate matter, however, there can be no assurances. GTC anticipates that it will be able to settle the matter with the issuance of restricted stock. A final settlement is pending as of the date of the financial statement. No provision for this matter has been provided in the financial statements for the nine months ended June 30, 2000.

3. Darrel and Gabriel McEver vs. Greenleaf Technologies Corporation Case No. 99-00490 District Court of Travis County, Texas
     ---------------------------------------------------------------------------

     Legal matter involving GTC's refusal to issue stock and severance benefits pursuant to employment agreement with Darrel and Gabriel McEver. A settlement was reached in May, 2000, whereby, GTC paid to the McEvers $50,000 cash, 3,000,000 shares of restricted common stock and an additional 3,000,000 shares that are in escrow and may be released to the McEvers in May 2001 depending on GTC's stock price at that time. GTC recorded a $120,000 provision for this matter in the financial statements for the nine months ended June 30, 2000.

     GTC also issued 100,000 shares of restricted common stock in payment to counsel for legal fees.

4. Case No. 99-09044. Judicial Court Travis County, Texas, Kennith McGowan vs. Richard Wachs.
     ---------------------------------------------------------------------------

     On August 5, 1999, three individual shareholders of a non-active corporation filed suit against an officer, Richard Wachs, two other employees and corporate counsel. The cause of action alleges that the above individuals misappropriated assets and trade secrets belonging to the non-active corporation. Plaintiff's seek unspecified damages and request an injunction seeking to prevent any further use of the converted assets and trade secrets. GTC does not expect that any significant liability will be imposed on itself or its officers and employees.

5. Greenleaf Technologies Corporation vs. David Mendelow and Paul A. Forgue, Case No. 99-1222 District Court of Travis County, Texas
     ---------------------------------------------------------------------------

     This legal matter involves the alleged breach of an alleged employment contract with David Mendelow and Paul Forgue, The controversy involves whether or not GTC had contracts with Mr. Mendelow and Mr. Forgue to issue stock and pay them compensation for services. One individual was employed for less then a week before he was terminated. The other individual never was employed by GTC. There is no signed employment agreement for either individual.

     Since the case is in the early discovery stage, the Company is unable to express an opinion on the anticipated outcome of the lawsuit.

NOTE J - ACQUISITIONS

1. On July 17, 1998, GTC formed a wholly owned subsidiary, Greenleaf Research and Development, Inc., which was incorporated in the state of Delaware. Greenleaf Research and Development, Inc. was inactive and had no assets as of September 30, 1998. For the year ended September 30, 1999, and nine months ended June 30, 2000, Greenleaf Research and Development, Inc. is part of the consolidated financial statements.

2. On April 13, 1998, GTC acquired 500 shares of common stock of NetHome Media, Inc. This represented a 33-1/3 percent ownership interest at a cost of $300,000. NetHome Media, Inc. ceased doing business and as of September 30, 1998, the stock had no market value. The entire investment of $300,000 was deemed worthless and charged to expense.

3. GTC acquired 100% of the outstanding common stock of Gameverse, Inc. from Cybermax, Inc. which is a wholly owned subsidiary of Riverside Group, Inc. based in Jacksonville, Florida. GTC has accounted for the acquisition using the purchase method of accounting and carries the investment using the equity method. GTC acquired Gameverse because of the potential agreement between WAMO\Accolade and GTC to market multiple computer game titles on a single DVD for distribution through the personal computer Original Equipment Manufacturers (OEM) market. The Gameverse network was viewed as another distribution avenue for the DVDs.

     In payment for the Gameverse acquisition, GTC agreed to issue to Cybermax 14,687,585 shares of GTC common stock. In addition, GTC granted options to purchase, no later than September 30, 2003, 5,733,333 shares at $0.25 per share, and 1,581,249 shares at $0.15 per share.

     On December 6, 1999, GTC filed a complaint with the United States District Court, District of New Jersey, whereby GTC alleged that Riverside Group, Inc., Cybermax and certain other involved individuals made numerous misrepresentations to GTC to induce GTC to enter into an agreement for the purchase of Gameverse. These misrepresentations included Cybermax's claim that it had developed an expansive Internet network throughout the United States that included numerous "points of presence" (POP's). GTC alleged that Gameverse did not have the POP's that Gameverse represented it had. GTC also alleged that Gameverse represented to have adequate resources and experience to complete the development of various projects that were underway when, in fact, they were inexperienced and inadequate.

     Additionally, GTC alleged that Gameverse claimed to have owned or controlled at least 27 Internet services throughout the United States when, in fact, these representations were false. GTC also alleged that Gameverse knew or should have known that it lacked the capacity to meet obligations set forth in various contracts it was party to. Finally GTC claimed that a misleading business plan and other materials were presented by Gameverse to corroborate the various misrepresentations noted.

     As a result of the complaint, a settlement agreement was made as of January 28, 2000 whereby Cybermax retained 10,000,000 of the GTC shares and 2,000,000 GTC options exercisable at $.25 cents each. A total of 1,687,585 GTC shares and 5,314,582 of GTC options were canceled by GTC without payment to Riverside or Cybermax. Also, 3,000,000 GTC shares were placed in escrow to be sold upon mutually agreeable terms. The proceeds will fund a mutually agreeable joint venture for the marketing of technology and Internet related products to be owned in equal amounts by GTC and Riverside. Additionally, Riverside agreed to forgive and discharge GTC's current indebtedness to Riverside in the amount of $111,820, representing reimbursement for employee expenses paid by Riverside subsequent to the closing of the Purchase Agreement. Riverside also made certain other concessions to GTC as part of the settlement agreement.

     The approximate market value of the GTC shares given up under the original terms, exclusive of the value of the options, was in excess of $5,000,000. The financial condition of Gameverse at the time of the acquisition showed a net worth of $21,977.

     The Directors of GTC believed that valuable intangible assets existed within Gameverse, but shortly after the acquisition concluded that such intangibles did not exist or were seriously impaired.

     Due to the facts noted above, the acquisition of Gameverse has been recorded by GTC under the purchase method using the net worth of $21,977 of Gameverse at the time of acquisition, thereby not attaching any value to intangible assets.

4. On February 23, 1999, GTC announced that it signed an agreement with Infogrames, Inc. and Warner Advanced Media Operations, a business unit of Time-Warner, Inc. to form a joint venture called Warner/Infogrames/Greenleaf. The three companies are marketing multiple computer games on a single DVD for distribution through the personal computer Original Equipment Manufacturers (OEM) market. No expenses or income has been generated by the joint venture.

5. On November 4, 1999, GTC acquired all the outstanding shares of Future Com of South Florida, Inc. (FCI) in exchange for 4,000,000 shares of GTC's restricted common stock. FCI intends to pursue acquisition of radio licenses and systems and has already entered into agreements to acquire four Specialized Mobile Radio (SMR) frequency licenses in the 220-222 MHZ range at the purchase price of $175,000 per license. The purchase price for each license is to be paid in the form of 350,000 shares of restricted common stock.

     In addition, GTC has agreed to issue warrants to purchase the same number of shares at $0.50 per share until November 4, 2000. FCI has also entered into agreement to acquire a dedicated communication satellite license at a purchase price of $687,500, which price includes amounts to be paid to a non-affiliated entity in order to eliminate an encumbrance on the license. The purchase price to be paid in the form of 1,375,000 shares of GTC's restricted stock plus warrants to purchase 75,000 shares of common stock at an exercise price of $0.50. GTC also agreed to issue, to the holder of the encumbrance, options to purchase 1,300,000 shares of common stock at a price of $0.50 per share until November 4, 2000. The GTC shares, options and warrants to be issued in connection with the SMR licenses and satellite license will be delivered to the sellers and the holder of the encumbrance when the Federal Communications Commission approves the transfer of the respective licenses to FCI.

     In addition to the purchase price, GTC has agreed to repay $300,000 owed by FCI pursuant to two promissory notes issued. These notes accrue interest at the rate of eight percent per year and payment of all accrued and unpaid principal and interest is due and payable on demand at any time after November 4, 2004. In addition, the notes provide that any payments on the notes prior to November 4, 2004 will be made only at such time the Board of Directors of FCI determines that sufficient funds are available for payment. The existing employees of FCI were issued 400,000 options to purchase GTC common stock at $0.50 per share until November 4, 2000.

6. On June 26, 2000, GTC agreed to acquire all the outstanding shares of MCSLink.Com Corporation subject to final closing of the acquisition agreement. The agreement calls for the exchange of 750,000 shares of GTC's common stock for all issued and outstanding shares of MCSLink.Com Corporation common stock. MCSLink.Com is a next generation virtual call center offering end-to-end communication solutions to call centers, Internet service providers, Competitive Local Exchange Carriers ("CLEC") and various web based e-commerce companies. MCSLink.Com provides help with interoffice messaging, dispatching sales and service staff, customer service, after hours customer support and receptionist services.

NOTE K - SUBSEQUENT EVENTS

On August 9, 2000, the Company reported that it signed an agreement with Exodus Communications, Inc., a publicly traded NASDAQ company, to place one or more of their servers in Exodus' locations.

On August 16, 2000, the Company reported that it had entered into a contract with NIVIS, LLC to develop a prototype of the Company's Entertainment Portal device. Pursuant to that agreement, NIVIS has agreed to develop and deliver a prototype of the new product to the Company by November 2000. The total fees to be incurred by the Company pursuant to the agreement are currently estimated to be approximately $570,000.

                          Gerald Brignola, C.P.A., P.A.
                            CERTIFIED PUBLIC ACCOUNT.
                           A Professional Corporation
             One University Plaza, Suite 505 o Hackensack, NJ 07601
                         201-343-8130 o Fax 201-343-9224

GERALD BRIGNOLA                                                    MICHAEL CHASE
ANTHONY CAPRICUSO                                             MICHAEL J. NARDINO


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
And Stockholders
Greenleaf Technologies Corporation
8834 Capitol of Texas Highway
Suite 150
Austin, TX  78759

We have audited the accompanying consolidated statement of financial position of Greenleaf Technologies Corporation and subsidiaries as of September 30, 1999 and the statement of financial position of Greenleaf Technologies Corporation as of September 30, 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year ended September 30, 1999 and the related statement of income changes in stockholders' equity and cash flows for Greenleaf Technologies Corporation for the year ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenleaf Technologies Corporation and subsidiaries as of September 30, 1999 and Greenleaf Technologies Corporation as of September 30, 1998, and the results of their operations and their cash flows for each of the years ended September 30, 1998 and September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and, as of September 30, 1999, has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   /s/ Gerald Brignola

GERALD BRIGNOLA, CPA, PA
Hackensack, New Jersey
March 22, 2000

               GREENLEAF TECHNOLOGIES CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                    September 30, 1999 and September 30, 1998

                                                 September 30        September
                                                     1999              1998
                                                     ----              ----

ASSETS

CURRENT ASSETS
     Cash in bank                                $     86,372      $     68,423
     Notes & interest receivable                    2,879,486
     Prepaid expenses                                 164,312
                                                 ------------      ------------

         Total Current Assets                       3,130,170            68,423

PROPERTY & EQUIPMENT - net                            139,590           145,494

OTHER ASSETS
     Organization expense - net                                           1,833
     Security deposit                                   7,981             6,131
                                                 ------------      ------------

                                                        7,981             7,964
                                                 ------------      ------------
TOTAL ASSETS                                     $  3,277,741      $    221,881
                                                 ============      ============


LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIENCY)


CURRENT LIABILITIES
     Accounts payable                            $    308,664      $    254,243
     Loans payable                                     25,000
     Accrued expense & taxes                          360,255            44,012
     Due to related parties                           253,877             9,235
                                                 ------------      ------------

         Total Current Liabilities                    947,796           307,490

STOCKHOLDERS' EQUITY
     Common stock, $.001 par value
     100,000,000 shs authorized &
     67,461,016 & 25,938,933 shs
     issued & outstanding,
     respectively                                      67,461            25,939
     Additional paid in capital                    12,360,202         4,070,170
     Treasury stock (489,093 shs)                     (36,682)
     Accumulated (deficit)                        (10,061,036)       (4,181,718)
                                                 ------------      ------------

TOTAL STOCKHOLDERS'
 EQUITY (DEFICIENCY)                                2,329,945           (85,609)
                                                 ------------      ------------

TOTAL LIABILITIES &
 STOCKHOLDERS' EQUITY (DEFICIENCY)               $  3,277,741      $    221,881
                                                 ============      ============


            See accountants' report and notes to financial statements

               GREENLEAF TECHNOLOGIES CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
           CONSOLIDATED STATEMENTS OF OPERATIONS & ACCUMULATED DEFICIT
              Year ended September 30, 1999 and September 30, 1998

                                                  September         September
                                                     1999              1998
                                                     ----              ----

REVENUE                                          $     28,501      $          0

COST OF SALES                                          14,972                 0
                                                 ------------      ------------

GROSS PROFIT                                           13,529                 0
                                                 ------------      ------------

SELLING EXPENSES                                       75,019           305,549

OPERATING & ADMINISTRATIVE EXPENSES
     Compensation                                   1,037,682           654,175
     Administrative                                 5,007,902         2,688,722
     Interest                                          11,228             2,942
                                                 ------------      ------------

                                                    6,131,831         3,651,388
                                                 ------------      ------------

OTHER INCOME & (EXPENSE)
     Interest Income                                  127,164             9,745
     Forgiveness of debt                              111,820
     Loss in investments                                               (300,000)
                                                 ------------      ------------

                                                      238,984          (290,255)
                                                 ------------      ------------

NET LOSS                                           (5,879,318)       (3,941,643)

Accumulated (deficit)-beginning                    (4,181,718)         (240,075)
                                                 ------------      ------------

Accumulated (deficit)-ending                     ($10,061,036)     ($ 4,181,718)
                                                 ============      ============

Earnings per share - basic                              (.080)            (.152)
                                                 ============      ============




            See accountants' report and notes to financial statements



                    GREENLEAF TECHNOLOGIES CORPORATION AND SUBSIDIARIES
                               (A Development Stage Company)
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Years ended September 30, 1999 and 1998

                                                                                Inception
                                                   1999            1998          To Date
                                                   ----            ----          -------

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss                                       ($ 5,879,318)   ($ 3,941,643)   ($10,061,036)

Adjustments to reconcile net income to
net cash provided by operating activities

    Depreciation                                     33,657          13,348          47,005
    Amortization                                      1,833             458           2,291
    Prepaid expenses                               (164,312)              0        (164,312)
    Notes receivable                             (2,755,727)              0      (2,755,727)
    Notes receivable - interest earned             (123,759)              0        (123,759)
    Security deposit                                 (1,850)         (6,131)         (7,981)
    Accounts payable                                 54,421         254,243         308,664
    Accrued expenses & taxes                        316,243          44,012         360,255
    Interest in other assets                              0               0          (2,291)
                                               ------------    ------------    ------------

Net cash provided by operating activities        (8,518,812)     (3,635,713)    (12,396,891)

CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in NetHome Media                                    (300,000)       (300,000)
    Write-off of investment in NetHome Media                        300,000         300,000
    Purchase of fixed assets                        (27,753)       (158,842)       (186,595)
                                               ------------    ------------    ------------

Net cash used by investing activities               (27,753)       (158,842)       (186,595)

CASH FLOWS FROM FINANCING ACTIVITIES
    Loans payable                                    25,000               0          25,000
    Due to related parties                          244,642         (50,765)        253,877
    Purchase of treasury stock                      (36,682)              0         (36,682)
    Issuance of common stock                      8,331,554       3,913,775      12,427,663

Net cash provided by financing activities         8,564,514       3,863,010      12,669,858
                                               ------------    ------------    ------------

Net increase in cash and cash equivalents            17,949          68,445          86,372

Cash - beginning of year                             68,423             (32)              0
                                               ------------    ------------    ------------

Cash - end of year                             $     86,372    $     69,423    $     86,372
                                               ============    ============    ============


SUPPLEMENTAL DISCLOSURES

    Interest Paid                              $     11,227    $      5,862    $     17,089

    Income Taxes Paid                          $        -0-    $        -0-    $        -0-


                 See accountants' report and notes to financial statements

                                          F-4


                            Greenleaf Technologies Corporation and Subsidiaries
                                       (A Development Stage Company)
                               Statement of Changes In Stockholders' Equity
                                   Inception Through September 30, 1999


                                                                                     Capital In       Retained
                                                       Common                        Excess Of        Earnings
                                                       Shares          Amount        Par Value        (Deficit)
                                                    ------------    ------------    ------------    ------------

Net Loss Prior Years                                                                                $   (240,075)
Cash In Private Offering                                 206,500    $        206    $    206,294
Stock Issued in Exchange For Berg Companies              902,961             902            --
Stock Issued in Exchange For Clearview Industries      8,964,881           8,965            --

Sale Of Stock                                          6,216,269           6,217       1,567,849
Conversion Of Warrants/Options                           942,908             943         140,494
Shares Issued For Services                             8,685,414           8,686       2,150,553
Stock Issued In Payment Of Liabilities                    20,000              20           4,980

Net Loss For Year                                           --              --              --        (3,941,643)
                                                    ------------    ------------    ------------    ------------
Balance Sept. 30, 1998                                25,938,933          25,939       4,070,170      (4,181,718)

Stock Issued For Purchase Of Gameverse Inc.           11,500,000          11,500          10,477
Stock Held In Escrow For Future Acquisition
By Gameverse & Greenleaf Technologies                  1,500,000            --              --
Conversion Of Warrants/Options                        12,092,908          12,092       2,810,135

Stock Returned From Director                            (489,093)
Stock Returned From Vendor                            (1,000,000)                       (488,000)
Sale Of Stock                                          8,764,000           8,764       1,463,736

Stock Issued For Services                              9,154,268           9,154       4,493,684

Rounding $                                                                    12

Net Loss For Year                                           --              --              --        (5,879,318)
                                                    ------------    ------------    ------------    ------------
Balance Sept. 30, 1999                                67,461,016    $     67,461    $ 12,360,202    $(10,061,036)


Table continues on following page.

                                                   F-5


                       Greenleaf Technologies Corporation and Subsidiaries
                                  (A Development Stage Company)
                          Statement of Changes In Stockholders' Equity
                              Inception Through September 30, 1999
                                           (Continued)


                                                           Treasury Stock             Total
                                                    ---------------------------    Stockholders
                                                        Shares        Amount     Equity (Deficit)
                                                    ------------   ------------  ----------------
Net Loss Prior Years                                                               $   (240,075)
Cash In Private Offering                                                           $    206,500
Stock Issued in Exchange For Berg Companies                                                 902
Stock Issued in Exchange For Clearview Industries                                         8,965

Sale Of Stock                                                                         1,574,066
Conversion Of Warrants/Options                                                          141,437
Shares Issued For Services                                                            2,159,239
Stock Issued In Payment Of Liabilities                                                    5,000

Net Loss For Year                                           --             --        (3,941,643)
                                                    ------------   ------------    ------------
Balance Sept. 30, 1998                                      --             --           (85,609)

Stock Issued For Purchase Of Gameverse Inc.                                              21,977
Stock Held In Escrow For Future Acquisition
By Gameverse & Greenleaf Technologies                                                      --
Conversion Of Warrants/Options                                                        2,822,227

Stock Returned From Director                             489,093        (36,682)        (36,682)
Stock Returned From Vendor
Sale Of Stock                                                                         1,472,500

Stock Issued For Services                                                             4,502,838

Rounding $                                                                                   12

Net Loss For Year                                           --             --        (5,879,318)
                                                    ------------   ------------    ------------
Balance Sept. 30, 1999                                   489,093   $    (36,682)   $  2,329,945



                    See accountants' report and notes to financial statements

                                             F-5(a)

Note 1. The Company and Nature of Operations
--------------------------------------------

     Greenleaf Capital Corporation was incorporated in the State of Delaware on October 9, 1986. On December 3, 1997, a certificate of amendment was filed with the State of Delaware changing the name of the corporation to Greenleaf Technologies Corporation.

     Greenleaf Technologies Corporation (GTC, or the Company) is a Security Software Provider. GLFC provides new marketing opportunities via DVD and the Internet that creates new revenue possibilities for its customers. Examples include GTC's DigiGuard applied to the OEM (original equipment manufacturer) distribution of encrypted games, interactive games linked to commercial TV shows and to virtually any digital intellectual property.

     The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There has been minimum income producing operations since inception.

Note 2. Summary of Significant Accounting Policies
--------------------------------------------------

(A) This summary of significant accounting policies of Greenleaf Technologies Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of GTC's management, who are responsible for the integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(B) Furniture, Equipment and Depreciation: Furniture and equipment are carried at cost. Depreciation is computed on the straight-line basis over periods of five to seven years, which corresponds to the useful lives of the assets.

(C) Earnings Per Share: Computed by dividing the net loss by the weighted average number of shares outstanding during the year. Earnings per share diluted is not presented since such would be anti-dilutive.

(D) Product and Development Costs: The Company charges product and development costs which are not incurred in conjunction with contractual obligations to expense as incurred. During the years ended September 30, 1999 and 1998, $2,025,779 and $6,552, respectively, were charged to Administrative Expense. The financial statements for September 30, 1998 contained an item referred to as "Product & Development Costs". Subsequent to the issuance of the financial statements, the Company determined that such expenses are actually administrative expenses. Therefore, the September 30, 1999 and September 30, 1998 comparative statements reflect the September 30, 1998 "Product & Development Costs" as part of Administrative Expenses.

(E) Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates during the reporting periods. Actual results could differ from these estimates.

(F) Amortization: Organization costs, including legal fees, are expensed as incurred. Organization costs charged to operations total $-0- for September 30, 1999 and $1,822 for September 30, 1998.

(G) Consolidation Policy: The consolidated financial statements include all the accounts of GTC and controlled entities. The company accounts for its investments in consolidated subsidiaries on the equity method. All intercompany transactions are eliminated.

(H) Advertising and Promotion: GTC expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the years ended September 30, 1999 and 1998 was $15,662 and $31,487, respectively.

Note 3. Basis of Presentation:
------------------------------

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements, the Company has experienced substantial operating losses. The continuation of the Company as a going concern is dependent on its ability to generate sufficient cash flows to meet its obligations and sustain its operations.

The Company has received in the six-month period from October 1, 1999 through March 31, 2000, $5,425,875 from various private placement of its securities.

The Company plans to use this capital for general corporate purposes, working capital and continued research and development.

The Company's cash requirements for the balance of the year was estimated to be approximately $2,000,000 and the Company believes it has sufficient cash on hand or has the ability to raise the necessary capital to meet that requirement. However, there can be no assurances that it can. (Refer to subsequent events
Note 15 (2).

Note 4. Equipment and Leasehold Improvements:
---------------------------------------------

Equipment and leasehold improvements are carried at historical cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation of equipment and amortization of leasehold improvements is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

                                                  Years
                                                  -----
                           Office Equipment         5
                           Furniture and Fixtures   7
                           Leasehold Improvements   7

The modified acceleration cost recovery system is used for federal income tax purposes.

Equipment and leasehold improvements are summarized by major classifications as follows:

                                  September 30, 1999   September 30, 1998
                                  ------------------   ------------------

            Office Equipment          $ 131,615            $ 108,297
            Office Furniture             50,521               46,177
         Leasehold Improvements           4,459                4,459

      Less Accumulated Depreciation     (47,005)              13,349
                                      ---------            ---------
                                      $ 139,590            $ 145,494
                                      =========            =========

Note 5. Income Taxes:
---------------------

Based on management's present assessment, the Company has not yet determined that a net deferred long term tax asset of $3,421,363 attributable to the future utilization of $10,061,036 of net operating loss carryforwards as of September 30, 1999, will be realized. Accordingly, the Company has provided 100% allowance against the net deferred tax asset in the financial statements as of September 30, 1999. The Company will continue to review this valuation allowance and make adjustments as appropriate. Net operating loss carryforwards will expire as follows.

                          Year                Amount
                          ----                ------

                          2012              $   84,854
                          2013               1,340,159
                          2014               1,996,350
                                            ----------
                                            $3,421,363
                                            ==========

Note 6 - Leasing Arrangements:
------------------------------

The Company conducts its Austin, Texas operations from facilities that are leased under a five year noncancelable operating lease from Colina West Limited with 45 months remaining before expiring on June 30, 2003. Prior to July 1, 1999, the monthly minimum rental obligation amount to be paid to Colina West Limited was $12,405.50. After July 1, 1999, the rental obligation amount is $12,982.50. After July 1, 2000, and for subsequent years, the rental obligation amount will be $13,848.00.

The following is a schedule of future minimum rental payments required under the above operating lease as of September 30, 1999:

                       Year Ended
                      September 30             Amount
                      ------------             ------

                          2000                $158,387
                          2001                 166,176
                          2002                 166,176
                          2003                 124,632
                                              --------
                                              $615,371
                                              ========

The Company formerly conducted its New Jersey operations from facilities that are leased under a three-year noncancelable operating lease from MRC Holdings, Inc. with 18 months remaining before expiring on March 15, 2001. The monthly minimum rental obligation amount to be paid to MRC Holdings, Inc. is $5,587.58.

The Company currently subleases the facilities with no monthly payment shortage obligation.

The following is a schedule of contingent future minimum rental payments required under the above operation lease as of September 30, 1999.

                       Year Ended
                      September 30             Amount
                      ------------             ------

                          2000                $ 67,051
                          2001                  33,525
                                              --------
                                              $100,576
                                              ========

Greenleaf Technologies Corporation executed an agreement with SecurityLink Corporation for a five-zone security and monitoring service at the Austin office. The terms of the agreement call for 60 monthly payments of $25.70 including tax. The agreement was executed May 1, 1998. The following is a schedule of future minimum payments required under the above agreement as of September 30, 1999.

                       Year Ended
                      September 30              Amount
                      ------------              ------

                          2000                  $  308
                          2001                     308
                          2002                     308
                          2003                     180
                                                ------
                                                $1,104
                                                ======


Greenleaf Technologies Corporation executed an operating lease with Great America Leasing Corporation for a Toshiba 1710 copier at the Austin office. The terms of the lease call for 36 monthly rental payments of $95.37 including tax. The lease was executed March 3, 1998. The following is a schedule of future minimum rental payments required under the above operating lease as of September 30, 1999.

                        Year Ended
                       September 30             Amount
                       ------------             ------

                          2000                  $1,144
                          2001                     572
                                                ------
                                                $1,776
                                                ======


Note 7. Notes Receivable:
-------------------------

     The Company issued 11,709,908 restricted shares of common stock to various directors, officers, employees and other individuals for notes receivable that are collaterized by promissory notes which are payable in 30 months at 6% per annum as follows:

                         Number        Notes           Accrued          Total
                         Of Shares     Receivable      Interest         Note
                        -----------    -----------    -----------    -----------
Officers &
Directors               $ 4,692,908    $ 1,173,227    $    52,554    $ 1,225,781
Employees                    47,000         25,000          1,150         26,150
Other                     6,970,000      1,572,500         70,055      1,642,555
                        -----------    -----------    -----------    -----------

Total                   $11,709,908    $ 2,770,727    $   123,759    $ 2,894,486
                        ===========    ===========    ===========    ===========


Note 8. Valuation of Stock Issued for Services and Additional Employee
Compensation:
----------------------------------------------------------------------

The Board of Directors from time to time has authorized the issuance of common stock in payment of services provided by non-employees and as additional compensation to employees.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) establishes a fair value method for accounting for stock-based compensation plans either through recognition in the statements or disclosure.

The Company applies SFAS 123 to report the issuance of common stock in payment of services provided by non-employees and as payment of additional compensation to employees, using a fair value method to account for such transactions. All stock issued was restricted stock and the related services or employee compensation was recorded in the financial statements at 50% of the market value at the time services were received or additional compensation was paid.

Note 9. Commitments and Contingent Liabilities:
-----------------------------------------------

          (A) The Company has employment contracts with the following directors and stockholders:

                               Annual           Date of       Length of
Position      Name             Compensation     Agreement     Time
--------      ----             ------------     ---------     ----
Off/Dir.x     R.E.Wachs*         $ 96,000       12/15/97      5Yrs.to 12/15/02
Off/Dir.      C.J.Webster*       $250,000       12/15/97      10Yrs.to 12/14/07
Off/Dir.      L.Berg*            $250,000       12/15/97      10Yrs.to 12/14/07


*Stockholders
xTerminated 10/13/99

     Each of the above is also entitled to be reimbursed for proper business expenses, and any other benefits offered by the Company, either currently existing or adopted at a later date. These benefits will include, but will not be limited to, health and accident insurance, life insurance and stock option plans, if any.

          (B) Under the terms of the five year noncancelable operating lease with Colina West Limited, GTC has provided a Letter of Credit in the amount of $84,130 drawn on Bank of America, conditioned upon GTC's performance of the lease without default. Such letter of credit shall be reduced by $16,826 per year at the anniversary of the lease term. The amount of $13,271 of the Letter of Credit shall serve as security deposit.

               Bank of America has guaranteed the Letter of Credit pursuant to GTC maintaining a certificate of deposit in an equal amount equal to the Letter of Credit. The $67,304 certificate of deposit is reported in cash and equivalents.

Note 10. Legal Matters:
-----------------------

          (A) Corporate Express, Inc., vs. Greenleaf Technologies, Inc. Case No. 716.570 Civil Court Harris County, Texas
               -----------------------------------------------------------------

               This legal matter involves the collection of $14,400 for office furnishings provided to GTC offices located in Austin, Texas. Matter was settled on August 17, 1999 in which the Company agreed to pay Corporate Express $14,400 over a six month period at $2,400 per month, beginning September 15, 1999. The amount of $14,400 was recorded in accounts payable as of September 30, 1998 and a balance of $12,000 remains unpaid as of September 30, 1999.

          (B) Elizabeth Xan Wilson vs. Greenleaf Capital Corporation and Related Corporations and Corporate Officers Leonard Berg and Nicholas Soriano. Case No. 97-04423 - Judicial District Court Travis County, Texas
               -----------------------------------------------------------------

               This legal matters involves the plaintiff, Elizabeth Xan Wilson, claiming that National Capital Corporation (NCC) (previously a wholly owned subsidiary of GTC) and Nicholas Soriano (President of the former NCC) fraudulently converted over $80,000 from her in a fraudulent lending scheme. GTC believes that exposure for Nicholas Soriano is great, but is unable to assess GTC's liability. Since the claim was partially settled by the sale of Mr. Soriano's stock by the Bankruptcy Trustee in a separate matter, GTC anticipates that it will be able to settle the Matter with the issuance of restricted stock. A final settlement is pending as of the date of the financial statement.

          (C) Kenneth McGowan vs. Richard Wachs Case No. 99-0944, Judicial Court Travis County, Texas
               -----------------------------------------------------------------

               On August 5, 1999, three individual shareholders of a non-active corporation filed suit against a then officer, Richard Wachs, two other employees and corporate counsel. The cause of action alleges that the above individuals misappropriated assets and trade secrets belonging to the non-active corporation. Plaintiffs seek unspecified damages and request an injunction seeking to prevent any further use of the converted assets and trade secrets. GTC believes potential damages to GTC are minimal.

          (D) Darrel & Gabriel McEver vs. Richard Wachs Case No. 99-09044 Judicial Court of Travis County, Texas
               -----------------------------------------------------------------

               This legal matter involves GTC's alleged refusal to issue stock and severance benefits pursuant to an employment agreement with Daniel and Gabriel McEver. The attorney for the McEver's has indicated that he is seeking to withdraw from representing the Plaintiff's. It is not expected that a significantly unfavorable outcome is likely.

          (E) Greenleaf Technologies Corporation vs. Daniel J. Mendelow and Paul A. Forgue Case No. 99-1222, District Court of Travis County Texas.
               -----------------------------------------------------------------

               This legal matter involves the alleged breach of employment contract on behalf of David Mendelow and Paul Forgue. The controversy involves whether or not GTC had contracts with Mr. Mendelow and Mr. Forgue to issue stock and pay them compensation for services. Mr. Mendelow was employed for less then a week before he was terminated. Mr. Forgue never was employed by GTC. There is not a signed employment agreement for either individual. Because the case is in the early discovery stage, GTC is unable to express an opinion on the outcome of the lawsuit.

Note 11. Acquisitions:
----------------------

          (A) On July 17, 1998, GTC, formed a wholly owned subsidiary, Greenleaf Research and Development, Inc., which was incorporated in the State of Delaware. The Company was inactive and had no assets as of September 30, 1998. For the year ended September 30, 1999, Greenleaf Research and Development, Inc. is part of the consolidated financial statements.

          (B) On April 13, 1998, GTC acquired 500 shares of common stock of NetHome Media, Inc. This represented a 33-1/3 percent ownership interest at a cost of $300,000. NetHome Media, Inc. ceased doing business and as of September 30, 1998, the stock had no market value. The entire investment of $300,000 was deemed worthless and charged to expense.

          (C) GTC acquired 100% of the outstanding common stock of Gameverse, Inc. from Cybermax, Inc. which is a wholly owned subsidiary of Riverside Group, Inc. based in Jacksonville, Florida. GTC has accounted for the acquisition using the purchase method of accounting and carries the investment using the equity method.

               GTC acquired Gameverse because of the potential agreement between WAMO\Accolade and Greenleaf to market multiple computer game titles on a single DVD disc for distribution through the personal computer Original Equipment Manufacturers (OEM) market. The Gameverse network was viewed as another distribution avenue for the DVDs.

               In payment for the Gameverse acquisition, GTC agreed to issue to Cybermax 14,687,585 shares of common stock. In addition, GTC granted options to purchase, no later than September 30, 2003, 5,733,333 shares at $.25 cents per share and 1,581,249 shares at $.15 cents per share.

               On December 6, 1999, GTC filed a complaint with the United States District Court, District of New Jersey, whereby GTC alleged that Riverside Group, Inc., Cybermax and certain other involved individuals made numerous misrepresentations to GTC to induce GTC to enter into an agreement for the purchase of Gameverse. These alleged misrepresentations included Cybermax's claim that it had developed an expansive Internet network throughout the United States that included numerous "points of presence" (POP's). GTC alleged that Gameverse did not have the POP's that Gameverse represented it had. GTC also alleged that Gameverse represented to have adequate resources and experience to complete the development of various projects that were underway when, in fact, they were inexperienced and inadequate.

               Additionally, GTC alleged that Gameverse claimed to have owned or controlled at least 27 internet services throughout the United States when, in fact, these representations were false. GTC also alleged that Gameverse knew or should have known that it lacked the capacity to meet obligations set forth in various contracts it was a party to. Finally, GTC claimed that a misleading business plan and other materials were presented by Gameverse to corroborate the various misrepresentations noted.

               As a result of the complaint, a settlement agreement was made as of January 28, 2000 whereby Cybermax retained 10,000,000 of the GTC shares and 2,000,000 GTC options exercisable at $.25 cents each. A total of 1,687,585 GTC shares and 5,314,582 of GTC options were cancelled by Greenleaf without payment to Riverside or Cybermax. Also, 3,000,000 shares were placed in escrow to be sold upon mutually agreeable terms. The proceeds will fund a mutually agreeable joint venture for the marketing of technology and internet related products to be owned in equal amounts by GTC and Riverside. Additionally, Riverside agreed to forgive and discharge GTC's current indebtedness to Riverside in the amount of $111,820, representing reimbursement for employee expenses paid by Riverside subsequent to the closing of the Purchase Agreement. Riverside also made certain other concessions to GTC as part of the settlement agreement.

               The approximate market value of the GTC shares given up under the original terms, exclusive of the value of the options, was in excess of $5,000,000. The financial condition of Gameverse at the time of acquisition showed a net worth of $21,977. The Directors of GTC believed that valuable intangible assets existed within Gameverse, but shortly after acquisition concluded that such intangibles did not exist or were seriously impaired.

               Due to the facts noted above, the acquisition of Gameverse has been recorded by GTC under the purchase method using the net worth of $21,977 of Gameverse at the time of acquisition, thereby not attaching any value to intangible assets.

          (D) On February 23, 1999, GTC announced that it signed an agreement with Infogrames, Inc. and Warner Advanced Media Operations, a business unit of Time-Warner, Inc. to form a joint venture called Warner/Infogrames/Greenleaf. The three companies will market a multiple of computer games on a single DVD disk for distribution through the personal computer Original Equipment Manufacturers Market. No expenses or income has been generated by the joint venture.

Note 12. Due to Related Parties:
--------------------------------

          Notes payable have been generated by transactions with related parties which are detailed as follows:

                                                   9/30/98    9/30/99
                                                   --------   --------
            Stockholders, Directors and Officers      9,235   $165,192
            Stockholders                                  0     88,685
                                                   --------   --------
                                                   $  9,235   $253,877
                                                   ========   ========


          Promissory Notes due to related parties, having various dates, are payable on demand at an interest rate from 6% to 8% per annum.

Note 13. Issuance of Common Stock:

          On November 23, 1988 the principal shareholders of Greenleaf Capital Corporation who owned directly and beneficially a total of 1,177,250 shares of common stock of Greenleaf Capital Corporation at $.001 par value, sold 971,250 share to three purchasers. The three purchasers, all of whom became directors, and two of whom continued to be directors at September 1998, paid $14,065 or $.0145 per share for 971,250 shares of common stock.

Note 14. Subsequent Events:
---------------------------

          (1) November 1999 - GTC entered into an agreement to acquire all the outstanding shares of Future Com South Florida, Inc. in exchange for 4,000,000 shares of GTC's restricted common stock. Future Com intends to pursue acquisition of radio licenses and systems and has already entered into agreements to acquire four SMR licenses in the 220-222 MHz range at the purchase price of $175,000 per license. The purchase price for each license is to be paid in the form of 350,000 shares of restricted common stock. In addition, GTC has agreed to issue warrants to purchase the same number of shares at $.50 per share until November 4, 2000. Future Com also has entered into an agreement to acquire a dedicated communication satellite license at a purchase price of $687,500, which price includes amounts to be paid in order to eliminate an encumbrance on the license. The purchase price is to be paid in the form of 1,375,000 shares of GTC restricted common stock, plus warrants to purchase 75,000 shares of common stock at an exercise price of $.50 per share. GTC also agreed to issue, to the holder of the encumbrance, options to purchase 1,300,000 shares of common stock at a price of $.50 per share until November 4, 2000. The GTC shares, options and warrants to be issued in connection with the SMR licenses and satellite license will be delivered to the sellers and the holder of the encumbrance when the Federal Communications Commission approves the transfer of the respective licenses to Future Com.

               GTC entered into an employment contract with both officers of Future Com, who also were the only shareholders. Each officer will receive annual compensation of $96,000 plus automobile expenses of $850 per month. These officers subsequently resigned from all positions and the agreements were terminated.

               In addition to the purchase price, GTC has agreed to repay $300,000 owed by Future Com pursuant to two promissory notes. These notes accrue interest at the rate of eight percent per year and payment of all accrued and unpaid principal and interest is due and payable on demand at any time after November 4, 2004. In addition, the notes provide that any payments on the notes prior to November 4, 2004 will be made only at such time that the Board of Directors of Future Com determines that sufficient funds are available for payment. Also, the existing employees of Future Com were issued options to purchase 400,000 shares of GTC's common stock at $.50 per share until November 4, 2000.

          (2) October 1999 - GTC entered into an agreement with Best Holdings, Ltd. Best Holdings, Ltd. will be responsible for the placement of up to $5,000,000 pursuant to a Private Placement under Regulation "D" of the Securities Act of the United States.

               GTC agrees to pay Best Holdings Ltd. a consulting fee of 10% of all capital raised. The company also agrees to issue one five year warrant for 200,000 shares, for each one million dollars raised exercisable at $.50 per share.

                                    PART III
                                    --------

Items 1 and 2. Index to and Description of Exhibits.
----------------------------------------------------

     The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.

Number      Description
------      -----------

2.1 Agreement with Cybermax Tech, Inc. regarding acquisition of Gameverse, Inc. (1)

2.2 Stock Exchange Agreement regarding acquisition of Future Com South Florida, Inc. (1)

3.1 Certificate Of Incorporation filed with the Delaware Secretary Of State on October 9, 1986. (1)

3.2 Certificate Of Amendment to the Certificate of Incorporation filed with the Delaware Secretary Of State on December 3, 1997. (1)

3.3 Certificate Of Amendment to the Certificate of Incorporation filed with the Delaware Secretary Of State on May 1, 2000.

3.4         Amended And Restated Bylaws (1)

4.1         Specimen Common Stock Certificate (1)

10.1        License And Revenue Sharing Agreement regarding BroadcastDVD, Inc.
            (1)

10.2 License Agreement regarding Accolade, Inc. and Warner Advanced Media Operations (1)

10.3        Agreement regarding NIVIS, LLC (2)

11.1 Statement re: computation of per share earnings- Incorporated by reference to the financial statements included in Part F/S of this Amendment No. 1 to the Registrant's General Form For Registration Of Securities Of Small Business on Form 10-SB

21.1 Subsidiaries of the Registrant (except as otherwise noted, all are 100% owned):
                Greenleaf Research And Development, Inc., a Delaware corporation Future Com South Florida, Inc., a Florida corporation
                Gameverse, Inc., a Florida corporation
                Greenleaf Ventures, Inc., a Delaware corporation (inactive) ByteCast.com, Inc., a Delaware corporation (inactive) Dotcom.com, Inc., a Delaware corporation (inactive)
                Vector North America, Inc., a Delaware corporation (inactive)
                    o It currently is anticipated that when Vector North America, Inc. becomes active, if ever, the Company will own 49% of the outstanding equity interests in Vector North America, Inc..

24.1        Power of Attorney (included on signature page of this Registration
            Statement)

27          Financial Data Schedule

--------------
     (1) Incorporated by reference from Registrant's General Form For Registration Of Securities Of Small Business on Form 10-SB filed with the Commission on November 15, 1999.

     (2) Incorporated by reference from Registrant's Quarterly Report on Form 10-QSB for the period ended June 30, 1999, filed with the Commission on August 22, 2000.

                                   SIGNATURES
                                   ----------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GREENLEAF TECHNOLOGIES CORPORATION


Date:  August 28, 2000                     By: /s/ Leonard Berg
                                           --------------------
                                           Leonard Berg, Chief Executive Officer

                                POWER OF ATTORNEY
                                -----------------

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the Registrant, by virtue of their signatures appearing below to this Registration Statement hereby constitute and appoint Leonard Berg and Christopher J. Webster, and each or either of them, with full power of substitution, as attorney-in-fact in their names, place and stead to execute any and all amendments to this Registration Statement in the capacities set forth opposite their name and hereby ratify all that said attorney-in-fact and each of them or his substitutes may do by virtue hereof.

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

       Signatures                        Title                        Date
       ----------                        -----                        ----


/s/ Leonard Berg             Chairman Of The Board; Chief        August 28, 2000
--------------------------   Executive Officer; President; and
Leonard Berg                 Director



/s/ Christopher J. Webster   Vice Chairman; Executive            August 28, 2000
--------------------------   Vice President; and Director
Christopher J. Webster


/s/ Frank LoVerme            Chief Operating Officer;            August 28, 2000
--------------------------   and Director
Frank LoVerme




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